Exhibit 2.1

ASSET PURCHASE AGREEMENT

BETWEEN

RESOLUTE FP US INC.

(as Seller)

NEW-INDY CONTAINERBOARD LLC

(as Parent)

AND

NEW-INDY CATAWBA LLC

(as Purchaser)

DATED AS OF OCTOBER 2, 2018

TABLE OF CONTENTS

1.	PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES		1
	1.1	Purchased Assets	1
	1.2	Excluded Assets	3
	1.3	Nonassignable Rights	5
	1.4	Assumed Obligations	6
	1.5	Retained Obligations	7
	1.6	Purchase Price	8
	1.7	Stocktake	9
	1.8	Pre-Closing Statement	9
	1.9	Post-Closing Adjustment	9
	1.10	Allocation of Purchase Price	12
	1.11	Escrow	12

2.	CLOSING		13
	2.1	Closing Date and Time	13
	2.2	Seller Deliveries	13
	2.3	Parent and Purchaser’s Deliveries to Seller	15
	2.4	Deliveries to the Escrow Agent	16

3.	REPRESENTATIONS AND WARRANTIES OF SELLER		17
	3.1	Organization	17
	3.2	Power and Authority	17
	3.3	No Conflicts	17
	3.4	Financial Results; Absence of Changes; Capitalization	18
	3.5	No Undisclosed Liabilities	19
	3.6	Legal Proceedings	20
	3.7	Compliance With Laws	20
	3.8	Tax Matters	20
	3.9	Benefit Plans	21
	3.10	Real Property	22
	3.11	Condition and Sufficiency of Assets	23
	3.12	Intellectual Property	24
	3.13	Material Contracts	25
	3.14	Employees; Labor Relations	26
	3.15	Brokers	27
	3.16	Title	27
	3.17	Permits and Industry Certifications	28
	3.18	Environmental Matters	28
	3.19	Customers and Suppliers	30
	3.20	Affiliate Transactions	30
	3.21	Accounts Receivable	31
	3.22	Inventory	31
	3.23	Insurance	31
	3.24	Solvency	31
	3.25	Business Activities	32
	3.26	No Other Representation or Warranty	32

4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		32
	4.1	Representations and Warranties of Parent.	32
	4.2	Representations and Warranties of Purchaser	34

5.	COVENANTS AND AGREEMENTS		37
	5.1	Conduct During Interim Period	37
	5.2	Notice of Certain Events.	39
	5.3	Efforts and Actions to Cause Closing to Occur	39
	5.4	Publicity	41
	5.5	Insurance	42
	5.6	Investigation by Purchaser	42
	5.7	Preservation of Records	43
	5.8	Environmental Covenants	43
	5.9	Taxes on Transfer; Withholding.	46
	5.10	Real Estate and Personal Property Taxes; Cooperation	47
	5.11	Bulk Sales Laws.	47
	5.12	Payments	47
	5.13	Representation and Warranty Policy.	48
	5.14	Access to Information.	48
	5.15	No Solicitation of Other Bids.	48
	5.16	Parent Guarantee.	49

6.	LABOR AND EMPLOYEE BENEFITS MATTERS		50
	6.1	Collective Bargaining Agreements	50
	6.2	Employment	51
	6.3	Employee Benefits	52
	6.4	Retirement Plans	53
	6.5	COBRA	55
	6.6	WARN Act	55
	6.7	OPEB	56
	6.8	Vacation	56
	6.9	Administrative Coordination and Cooperation	56

7.	CONDITIONS OF CLOSING		56
	7.1	Conditions to Each Party’s Obligation to Effect the Closing	56
	7.2	Conditions to Obligations of Purchaser to Effect the Closing	57
	7.3	Conditions to Obligations of Seller to Effect the Closing	57
	7.4	Frustration of Closing Conditions	58

8.	TERMINATION		59
	8.1	Termination	59
	8.2	Effect of Termination	59

9.	INDEMNIFICATION		60
	9.1	Survival	60
	9.2	Indemnification by Seller	61
	9.3	Indemnification by Parent and Purchaser	61
	9.4	Method of Asserting Claims	62
	9.5	Tax Contests	64
	9.6	Representation and Warranty Insurance; Order of Recovery; Exclusive Remedy	65
	9.7	Excluded Damages; Materiality Scrape	66

	9.8	Tax Treatment of Indemnification Payments	66
	9.9	Mitigation	67

10.	DEFINITIONS		67
	10.1	Definitions	67
	10.2	Language	81

11.	MISCELLANEOUS		82
	11.1	Notices	82
	11.2	Entire Agreement	84
	11.3	Further Assurance	84
	11.4	Expenses	84
	11.5	Confidentiality	84
	11.6	Waiver	85
	11.7	Amendment	85
	11.8	No Third Party Beneficiary	85
	11.9	No Assignment; Binding Effect	85
	11.10	Headings; Schedules	86
	11.11	Invalid Provisions	86
	11.12	Governing Law	87
	11.13	Submission to Jurisdiction; Consent to Service of Process; WAIVER OF JURY TRIAL	87
	11.14	Construction	87
	11.15	Non-Recourse	88
	11.16	Specific Performance	88
	11.17	Counterparts	88
	11.18	Time of Essence	89

Exhibits

Exhibit A – Form of Bill of Sale

Exhibit B – Form of Deed

Exhibit C – Form of FIRPTA Certificate

Exhibit D – Form of Assignment and Assumption Agreement

Exhibit E – Form of Lease Assignment and Assumption Agreement

Exhibit F – Form of SC Lease

Exhibit G – Form of Sawmill Lease

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into and made effective as of October 2, 2018 (the “Effective Date”) by and between Resolute FP US Inc., a corporation organized and existing under the laws of the State of Delaware (“Seller”), New-Indy Containerboard LLC, a limited liability company organized and existing under the laws of the State of Delaware (“Parent”) and New-Indy Catawba LLC, a limited liability company organized and existing under the laws of the State of Delaware and a wholly owned subsidiary of Parent (“Purchaser” and together with Parent, the “Buyer Parties”). Capitalized terms used in this Agreement shall have the meanings ascribed to them in Section 10.1.

WITNESSETH

WHEREAS, Seller desires to sell and assign to Purchaser, and Purchaser desires to acquire and assume from Seller, certain assets and liabilities of the Catawba Mill Business that Seller (or any of its Affiliates) owns or in which Seller (or any of such Affiliate of Seller) has a transferable interest, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller and Buyer Parties (each a “Party” and collectively, the “Parties”) agree as follows:

1.	PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

1.1	Purchased Assets

Subject to and upon the terms and conditions set forth in this Agreement (including, for the avoidance of doubt, Section 1.2), at the Closing, Seller shall sell, transfer, and assign to Purchaser, and Purchaser shall purchase and accept from Seller, free and clear of any Liens (other than Permitted Liens), all of Seller’s right, title and interest in, to and under all of the following rights, assets, and properties but excluding the Excluded Assets (collectively, the “Purchased Assets”);

1.1.1

the accounts receivable and trade accounts due or accruing to Seller as of the Closing to the extent arising exclusively from the Catawba Mill Business, whether current or past due, and any security, claim, remedy or other right to receive payment of the foregoing (collectively, the “Receivables”), other than as provided in Section 1.2.11;

1.1.2

the inventory of finished goods (including goods in transit), raw materials, the Stock, mill stores, work in progress, packaging, supplies, components, consumables, logs, and other inventories (but excluding parts and other supplies constituting Owned Equipment) of the Catawba Mill Business as of Closing (the “Inventory”);

1.1.3

the real property of the Catawba Mill Business described on Schedule 1.1.3, together with Seller’s right, title and interest in and to all buildings, structures, fixtures and improvements thereon (including those under construction) and Seller’s right, title and interest, if any, in and to all privileges, rights, easements and rights of way appurtenant thereto (the “Owned Real Property”);

1.1.4	subject to Section 1.3, all rights of Seller under the Real Property Leases;

1.1.5

the machinery, equipment, parts, furniture, fixtures, materials, supplies, tools, leasehold improvements, telephone systems, computer systems, motor vehicles (including all tractors and trailers) and other items of tangible personal property (other than Inventory) or fixed assets, in each case, that are owned by Seller and are located in or on any Owned Real Property as of the Closing (the “Owned Equipment”);

1.1.6

subject to Section 1.3, all rights of Seller under the equipment leases related to the Catawba Mill Business set forth on Schedule 1.1.6 (the “Equipment Leases” and the equipment with respect thereto being the “Leased Equipment”);

1.1.7

the Intellectual Property set forth on Schedule 1.1.7, the goodwill and going concern value related thereto, and all income, royalties, damages and payments relating thereto (the “Owned Intellectual Property”);

1.1.8

subject to Section 1.3, all rights under the intellectual property licenses set forth on Schedule 1.1.8 (the “Intellectual Property Licenses” and the Intellectual Property licensed pursuant thereto being the “Licensed Intellectual Property”);

1.1.9	subject to Section 1.3, all rights of Seller under the customer orders generated by the Catawba Mill Business as of Closing (the “Customer Orders”);

1.1.10

subject to Section 1.3, all rights of Seller under orders for supplies and services as of the Closing to the extent related exclusively to the Catawba Mill Business or all rights thereto that relate to the Catawba Mill Business if such orders relate only in part to the Catawba Mill Business (the “Purchase Orders”);

1.1.11	subject to Section 1.3, the Contracts set forth on Schedule 1.1.11 (the “Assigned Contracts”);

1.1.12

the Permits (including Environmental Permits) and Industry Certifications that are required for the conduct of the Catawba Mill Business as currently conducted or for the ownership and use of the Purchased Assets, in each case that are set forth on Schedule 1.1.12 and to the extent such Permits and Industry Certifications are assignable (the “Assigned Permits”); provided that, for the avoidance of doubt, the NRC Permit is an Assigned Permit subject to the terms of the Control Agreement;

1.1.13

all files, documents, papers, books and records of Seller, to the extent related to the Purchased Assets or Assumed Obligations, that are located at the Catawba Mill and/or the Chip Mill, including copies of personnel files relating to Employees, other than Employees’ medical files, performance evaluations, proprietary pay grades and other documents that contain confidential Seller information or personal sensitive information relating to any Employee (the “Acquired Books and Records”). Seller and its Affiliates shall retain the right to use, and to retain original personnel files and copies of the other Acquired Books and Records;

1.1.14	the Pension Plan Transfer Amount, as determined in accordance with Section 6.4.3;

1.1.15

all rights of Seller under the Purchased Contracts and Instruments, including all deposits, credits, prepayments and security, but excluding all counterclaim and other rights to the extent related to Retained Obligations;

1.1.16

Seller’s rights, claims, Actions and causes of action to the extent related to (a) any Purchased Assets to the extent arising post-Closing or (b) any Assumed Obligation, in each case other than as provided in Section 1.2.5;

1.1.17

all rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Asset (to the extent arising post-Closing) or Assumed Obligation, including any express or implied warranty by the manufacturers or sellers of any of the Equipment or component part thereof, in each case, except as provided in Section 1.2.5, except, in each case, to the extent such rights relate to the Retained Obligations;

1.1.18

all insurance benefits, including rights and proceeds, arising from or relating to the Assumed Obligations, including all rights to any claims thereunder as of the Closing, and any such rights relating to Purchased Assets, except to the extent that Seller has already borne the Liability which forms the basis of such claim or such claim relates to a Retained Obligation;

1.1.19	all goodwill and the going concern value of the Catawba Mill Business; and

1.1.20

all of Seller’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible (but, except as otherwise included as Purchased Assets, not intangible), wherever located and whether now existing or hereafter acquired, to the extent used directly, solely and exclusively in the Catawba Mill Business, other than the Excluded Assets.

If any of the assets, properties or rights described above in this Section 1.1 is held by an Affiliate of Seller, then at or prior to the Closing, subject to the terms and conditions set forth herein, the Seller shall cause such Affiliate to sell, assign, transfer, convey and deliver to Seller, free and clear of any Liens (other than Permitted Liens), all of such Affiliate’s right, title and interest in such assets, properties and rights, which shall be considered Purchased Assets for all purposes of this Agreement.

Notwithstanding the foregoing, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Purchased Assets unless Purchaser expressly assumes that Liability pursuant to Section 1.4 or otherwise in this Agreement.

1.2	Excluded Assets

Notwithstanding anything to the contrary in this Agreement, the Purchased Assets do not include the rights, assets and properties of Seller that are not expressly described in Section 1.1 or any of the following rights, assets and properties (collectively, the “Excluded Assets”):

1.2.1

all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, petty cash, cash on deposit and other cash equivalents, other marketable and non-marketable securities owned or held by Seller, and security deposits held in cash form;

1.2.2	all Contracts to which Seller is a party or by which Seller is bound other than the Purchased Contracts and Instruments;

1.2.3	the rights of Seller relating to rebates given to customers of the Catawba Mill Business, including the benefit of claims relating to prepaid rebates;

1.2.4	the Excluded Intellectual Property;

1.2.5

Seller’s rights, claims, Actions and causes of action, whenever accruing, to the extent related to (a) any Excluded Asset or (b) any Retained Obligation (including, for the avoidance of doubt, all rights, claims, Actions and causes of action related to Receivables arising under all Contracts described in Section 1.2.2);

1.2.6

all Contracts of insurance to which Seller is a party or relating to any right, asset, property, business or operation of Seller, including all rights to any claims thereunder except as set forth in Section 1.1.18;

1.2.7

books and records that comprise (a) all corporate minute books and stock transfer books and the corporate seal of Seller, (b) Seller’s permanent Tax records (including Tax Returns), (c) files and records that Seller is required to retain pursuant to any Law, judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator, and (d) any files and records related to the Excluded Assets or Retained Obligations, attorney-client privileged documents (including emails), and other work product of Seller and its attorneys (including emails) directly relating to the negotiation or consummation of the transactions contemplated by this Agreement;

1.2.8	all Tax installment payments made by Seller and all refunds due to Seller of any Taxes or from any other Governmental Entity;

1.2.9	all accounts of Seller with banks and other financial institutions;

1.2.10	all of Seller’s interests in any Benefit Plans, except for the Pension Plan Transfer Amount and as otherwise provided in Section 6;

1.2.11	all Receivables from any Affiliate of Seller;

1.2.12	the equity interests of any Person;

1.2.13	the rights of Seller under this Agreement and the other Operative Agreements;

1.2.14	all personal property, including all Owned Equipment, located in the Service Center as of the Closing that is not exclusively used or held for use in the Catawba Mill Business;

1.2.15	all assets located in or on any Owned Real Property or any Leased Real Property as of the Closing that do not belong to Seller, such as third-party goods on consignment and leased equipment; and

1.2.16	the assets, properties, and rights specifically set forth on Schedule 1.2.16.

1.3	Nonassignable Rights

Notwithstanding anything to the contrary in this Agreement, to the extent that any Purchased Asset is not assignable or transferable without the consent or waiver of, or the taking of any other action by, any third party (including any Governmental Entity) (a “Nonassignable Right”), or if the assignment or transfer thereof or the attempted assignment or transfer thereof would be ineffective, would impair Purchaser’s rights under the Purchased Asset in question so that Purchaser would not in effect acquire the substantial benefit of all such rights, would constitute a breach under any applicable Contract or a violation of applicable Law, then this Agreement shall not constitute an assignment or transfer, or an attempted assignment or transfer thereof, until such consent or waiver has been obtained or such other action has been taken, and the following provisions shall be applicable for a period of one (1) year following the Closing:

1.3.1

Seller shall use its commercially reasonable efforts (which shall not require it to incur any financial obligation or any other onerous obligation) and Purchaser shall cooperate therewith, to obtain such consent or waiver or cause the taking of any required action, as applicable. To the extent that any such consent or waiver is not so obtained or any such action is not so taken on or prior to the Closing Date, Seller shall, to the extent reasonably possible and not prohibited by applicable Law or the applicable Contract or Permit, at Purchaser’s sole cost and expense, (a) provide to Purchaser the benefits of any such Nonassignable Right, (b) cooperate in any reasonable and lawful arrangement requested by Purchaser designed to provide such benefits to Purchaser; and (c) at the reasonable request of Purchaser, enforce for the account of Purchaser any right of Seller arising from any such Nonassignable Right against such third party; provided however, with respect to any Contract that constitutes a Nonassignable Right hereunder, nothing in this Section 1.3 shall require Seller to (x) renew such Contract after the expiration or termination thereof in accordance with its terms or (y) enter into any new Contract with respect to the subject matter of such Nonassignable Right.

1.3.2

To the extent that Purchaser is provided the benefits pursuant to this Section 1.3 of any such Nonassignable Right, Purchaser shall perform for the benefit of the applicable third party, the obligations of Seller thereunder or in connection therewith and shall indemnify and hold Seller harmless against any such liability or obligations thereunder arising or to be performed on or after the Closing Date, other than with respect to any grossly negligent or bad faith acts or omissions of Seller. If such consent is subsequently obtained, the Purchased Asset will be deemed for purposes of this Agreement to have been transferred effective as of the Closing Date.

1.3.3	Notwithstanding anything contained herein to the contrary, the provisions of this Section 1.3 shall not apply to:

(a)	any consent or approval required under any Antitrust Laws, which consent or approval shall be governed by Section 5.3;

(b)

any consent or approval required pursuant to Section 7.2.4 unless and until Purchaser either provides a written waiver thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing; or

(c)	any consent or approval required by the U.S. Nuclear Regulatory Commission (“NRC”) required to transfer the NRC Permit, which shall be governed by the Control Agreement.

1.4	Assumed Obligations

In connection with the sale of the Purchased Assets pursuant to this Agreement, subject to and upon the terms and conditions set forth in this Agreement (including, for the avoidance of doubt, Sections 1.5 and 5.9), at the Closing, Purchaser shall assume and agree to pay, perform and discharge when due only the following Liabilities of Seller (or Seller’s DB Pension Plan, as applicable) (collectively, the “Assumed Obligations”), and no other Liabilities:

1.4.1

all Liabilities of Seller under the Purchased Contracts and Instruments, provided that, except as otherwise provided herein, such Liabilities (other than customer claims) do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller on or prior to the Closing;

1.4.2	all Liabilities of Seller included in determining the Adjusted Net Working Capital;

1.4.3

all accounts payable of the Catawba Mill Business (including, for the avoidance of doubt, (a) invoiced accounts payable and (b) accrued but uninvoiced accounts payable), in each case, that remain unpaid as of the Closing Date and that either are reflected on the Latest Financial Results or arose in the Ordinary Course of Business since the date of the Latest Financial Results or as otherwise not prohibited under Section 5.1, provided, that, such accounts payable are taken into account in determination of Adjusted Net Working Capital;

1.4.4

all Liabilities in respect of Taxes relating to the Purchased Assets for any Post Closing Period and for the portion of any Straddle Period beginning on or after the Closing Date and as set forth in Section 5.9;

1.4.5

all Liabilities relating to the Seller DB Pension Plan with respect to any Transferred Non-Union Employees and Union Employees whenever arising (subject to the terms of Section 6.4.7 with respect to Recall Employees) and all other Liabilities assumed by Purchaser pursuant to Section 6;

1.4.6

all Liabilities related to or arising out of the Purchased Assets, the condition, ownership, maintenance, or use of the Purchased Assets, or operations on or with respect to the Purchased Assets, by any Person, whether before, on, or after the Closing, in any way: (a) arising under or pursuant to, any past, present, or future Environmental Law or any Environmental Permit issued under any past, present, or future Environmental Law, including any violation, breach, or noncompliance with any such Environmental Law or any such Permit and including any contribution obligations under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA); (b) arising out of or relating to the assessment, clean-up, removal, or other remediation of any Release of Hazardous Substance or other waste or materials of any kind; (c) arising out of or relating to any Release or other contamination or pollution of the environment; and (d) including Liabilities and obligations relating to or arising out of the events, facts, circumstances, and conditions disclosed on Schedule 3.18;

1.4.7

all Liabilities related to the Actions listed on Schedule 3.6.1 (except as otherwise noted on such schedule) or to the Assumed Obligations, whether the commencement of such Action is before or after the Closing Date, other than as provided in Section 1.5.7;

1.4.8	all Liabilities related to the Purchased Assets identified in Section 1.1.15;

1.4.9

all Liabilities for customer claims under any Customer Orders to the extent (a) taken into account in determination of Adjusted Net Working Capital or (b) asserted following the Closing, regardless of when the facts or circumstances underlying such claim arose; and

1.4.10	all OPEB Liabilities related to any Employees.

1.5	Retained Obligations

Notwithstanding anything to the contrary in this Agreement, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or any of its Affiliates other than the Assumed Obligations (the “Retained Obligations”). Seller shall, and shall cause each of its Affiliates (as applicable) to, pay and satisfy when due all Retained Obligations related to the Catawba Mill Business which they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Retained Obligations shall include the following, except to the extent such Liabilities are included in determining the Adjusted Net Working Capital:

1.5.1

all Liabilities arising from or relating to the ownership, possession, operation of or use of the Purchased Assets or the conduct of the Catawba Mill Business prior to the Closing, except as expressly provided in Section 1.4 and elsewhere in this Agreement;

1.5.2	all Liabilities in connection with any accrued rebates given to customers of the Catawba Mill Business;

1.5.3	all Liabilities arising out of or related to the Excluded Assets except as expressly provided in Section 1.4;

1.5.4	all Liabilities of Seller pursuant to any Benefit Plans, except as expressly provided in Section 1.4.5, Section 1.4.10, and Section 6;

1.5.5	all Liabilities of Seller owed to an Affiliate of Seller;

1.5.6

except as otherwise provided herein, any and all liabilities and obligations of Seller for Taxes, including (a) for all taxable periods in respect of Taxes relating to the Excluded Assets; (b) for any Pre-Closing Period in respect of Taxes relating to the Purchased Assets and for the portion of any Straddle Period ending on the Closing Date as determined in accordance with Section 5.10.1; and (c) except as provided in Section 5.9, any Taxes that will arise as a result of the sale of the Purchased Assets or the consummation of any of the transactions contemplated by this Agreement or any other Transaction Document;

1.5.7	all Liabilities of Seller in connection with the Actions described in Section 1.2.5 or any other Action except as set forth in Section 1.4.7;

1.5.8

any product liability or similar claim that arises out of or is based upon any express or implied representation, warranty, agreement or guaranty made by Seller prior to Closing, or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label or warn of hazards or other related product defects of any products manufactured or sold or any service performed by Seller, in each case, prior to Closing, except, in each case, as expressly assumed as an Assumed Obligation;

1.5.9

any Liabilities of the Catawba Mill Business relating to or arising from unfulfilled commitments, quotations, purchase orders, customer orders or work orders that do not constitute part of the Purchased Assets, except, in each case, as expressly assumed as an Assumed Obligation;

1.5.10

except as otherwise specifically provided for in this Agreement or included in determining the Adjusted Net Working Capital, any Liabilities of Seller for any present or former employees, officers, directors, retirees, independent contractors or consultants of Seller, including any Liabilities associated with any claims for wages or other benefits, bonuses, workers’ compensation, severance, retention, termination or other payments to the extent the same arose prior to Closing and is not otherwise addressed herein or included in the Adjusted Net Working Capital;

1.5.11	any accounts payable of the Catawba Mill Business that are not included in the Adjusted Net Working Capital, except as provided in Section 1.4.3;

1.5.12

any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Seller (including with respect to any breach of fiduciary obligations by same) that arose in respect of matters that occur prior to Closing, except for indemnification of such Persons by any Buyer Party pursuant to this Agreement or as otherwise provided in Section 6;

1.5.13

any Liabilities of the Purchased Contracts and Instruments that arise out of or relate to the breach by Seller of such Purchased Contracts and Instruments prior to Closing (other than customer claims);

1.5.14	any Liabilities for borrowed money associated with debt, loans or credit facilities of Seller;

1.5.15

any Liabilities the payment of which is secured by a Permitted Lien arising pursuant to clause (c), (f), or (g) of the definition thereof (except to the extent included in the calculation of Adjusted Net Working Capital); and

1.5.16	any Liabilities arising out of, in respect of or in connection with the failure by Seller or any of its Affiliates to comply with any Law, except as expressly assumed as an Assumed Obligation.

1.6	Purchase Price

In exchange for the sale of the Purchased Assets hereunder, in addition to the assumption of the Assumed Obligations, Purchaser shall pay (or cause to be paid), and Seller shall have the right to receive from Purchaser at the Closing, an amount equal to the Closing Purchase Price, subject to adjustment as set forth in Section 1.9 (the Closing Purchase Price, as it may be adjusted pursuant to Section 1.9, and including Purchaser’s assumption of the Assumed Obligations, the “Purchase Price”). “Closing Purchase Price” means the following:

1.6.1	an amount equal to $260,000,000.00; plus

1.6.2	the amount (if any) by which the Estimated Net Working Capital exceeds the Target Net Working Capital; minus

1.6.3	the amount (if any) by which the Target Net Working Capital exceeds the Estimated Net Working Capital.

1.7

Stocktake. For purposes of determining the amount of Inventory included in Current Assets for purposes of calculating the Net Working Capital, the Parties recognize and agree that Purchaser may conduct a physical count of Inventory located at the Owned Real Property and in any warehouse at which Seller stores Inventory of the Catawba Mill Business within five (5) days after the Closing, and Seller shall be given at least two (2) Business Days’ prior written notice of the date, time and location of each such count and shall be entitled to be present for and observe each such count. The results of any stocktake undertaken pursuant to this Section 1.7 shall determine the counts, measurements or other inputs used in the determination of Inventory in accordance with the past practices of the Catawba Mill Business as reflected in Schedule WC, and such calculation of Inventory in accordance therewith shall be used in the determination of the Final Net Working Capital.

1.8	Pre-Closing Statement

Subject to the satisfaction or waiver of all the conditions to the Closing set forth in Section 7 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of these conditions at such time), at least three (3) Business Days prior to the anticipated Closing Date Seller shall prepare and deliver to Purchaser a certificate (the “Pre-Closing Statement”), signed by an authorized officer of Seller, setting forth Seller’s good faith estimate of the Net Working Capital prepared in accordance with the example set forth on Schedule WC (such estimate, the “Estimated Net Working Capital”), together with reasonable supporting detail. The information and estimates contained in the Pre-Closing Statement shall be conclusive for determining the Closing Purchase Price to be paid at the Closing, absent manifest error. If, for any reason, the Closing Date is postponed, then the foregoing obligations shall again apply with respect to such postponed Closing Date.

1.9	Post-Closing Adjustment

1.9.1

Within ninety (90) days following the Closing Date, Purchaser shall prepare or cause to be prepared, and deliver to Seller a certificate (the “Post-Closing Statement”) signed by an authorized officer of Purchaser and setting forth its determination of the Net Working Capital (the “Final Net Working Capital”), together with reasonable supporting detail; provided that the amount of Accrued Rebates to be included in the Final Net Working Capital shall be calculated and certified by Seller to Purchaser (the “Accrued Rebates Calculation”) by the later of January 31, 2019 or forty-five (45) days after the Closing.

1.9.2

Within thirty (30) days after Seller’s receipt of the Post-Closing Statement (the “Review Period”), Seller shall complete its review of the Final Net Working Capital reflected on the Post-Closing Statement, and Purchaser shall complete its review of the Accrued Rebates Calculation. If Seller wishes to dispute the Final Net Working Capital, or Purchaser wishes to dispute the Accrued Rebates Calculation, such Party shall deliver to the other Party, prior to the expiration of the Review Period, a written notice (each, an “Objection Notice”) setting forth in reasonable detail the basis of such objection and the adjustment to the Final Net Working Capital that such Party believes should be made. Any items on the Post-Closing Statement not disputed in the Objection Notice(s) shall be irrevocably deemed to be accepted by the other Party. Each Party shall have fifteen (15) days after its receipt of an Objection Notice to review and respond in writing to such Objection Notice. If Seller and Purchaser are unable to resolve all of their disagreements with respect to the determination of the disputed items within thirty (30) days following a Party’s written response to the Objection Notice (the “Negotiation Period”), they shall refer their remaining differences (the “Contested Adjustments”) to KPMG (the “CPA Firm”), who shall, acting as an expert and not as an arbitrator, determine in accordance with this Agreement and, only with respect to the Contested Adjustments so submitted, whether and to what extent, if any, the Final Net Working Capital requires adjustment. The procedure and schedule under which any dispute with respect to any remaining Contested Adjustments shall be submitted to the CPA Firm shall be as follows:

(a)

Each of Purchaser and Seller shall submit any Contested Adjustments to the CPA Firm in writing (with a copy to the other party), supported by any documents upon which it relies or as the CPA Firm reasonably requests.

(b)

Purchaser and Seller each shall execute any retainer agreements and fund one-half of any customary retainer requested by the CPA Firm, provided that such expense shall thereafter be allocated between Purchaser and Seller in accordance with Section 1.9.4 and the applicable Party shall reimburse the other Party in accordance with such allocation, as applicable.

(c)

Purchaser and Seller shall use their commercially reasonable efforts to cause the CPA Firm to deliver its written determination to Purchaser and Seller no later than the thirtieth (30th) day after the Contested Adjustments are referred to the CPA Firm pursuant to Section 1.9.2(a).

(d)

Purchaser and Seller shall make readily available to the CPA Firm all relevant Acquired Books and Records, other books and records, and any work papers (including those of the Parties’ respective accountants) relating to the Post-Closing Statement (including the Accrued Rebates Calculation) and all other items reasonably required by the CPA Firm. The CPA Firm’s determination of each Contested Adjustment shall be only within the ranges submitted by Seller and Purchaser and shall be conclusive and binding upon Purchaser and Seller.

1.9.3

The “Adjusted Net Working Capital” shall be (a) the Final Net Working Capital, if no Objection Notice is delivered by either Party in accordance with Section 1.9.2, (b) the Final Net Working Capital, as adjusted in accordance with an Objection Notice, to the extent a recipient Party does not respond to any Objection Notice in accordance with Section 1.9.2, or (c) the Final Net Working Capital as adjusted by either (i) the agreement of Seller and Purchaser or (ii) the CPA Firm (it being understood, for the avoidance of doubt, that the CPA Firm may determine the adjustment to the Final Net Working Capital only with respect to the remaining Contested Adjustments submitted to the CPA Firm pursuant to this Section 1.9).

1.9.4

Any costs relating to the engagement of the CPA Firm shall be allocated between Purchaser and Seller so that Seller’s share of such costs shall be in the same proportion that (x) the aggregate dollar amount of Contested Adjustments submitted to the CPA Firm that are unsuccessfully disputed by Seller bears to (y) the total dollar amount of all Contested Adjustments submitted to the CPA Firm, and Purchaser shall be responsible for the balance of such costs, if any. Seller and Purchaser shall each bear the fees of their respective counsel, accountants and other representatives incurred in connection with the determination of the Adjusted Net Working Capital.

1.9.5

If the Adjusted Net Working Capital is greater than the Estimated Net Working Capital, then Purchaser shall pay such excess to Seller (by wire transfer of immediately available funds to a bank account designated in writing by Seller) within ten (10) days following the date on which the Adjusted Net Working Capital is finalized in accordance with this Section 1.9. If the Estimated Net Working Capital is greater than the Adjusted Net Working Capital, then Seller shall pay such excess to Purchaser (by wire transfer of immediately available funds to a bank account designated in writing by Purchaser) within ten (10) days following the date on which the Adjusted Net Working Capital is finalized in accordance with this Section 1.9.

1.9.6

During the period commencing on the Closing Date and ending on the date on which the Adjusted Net Working Capital is finalized in accordance with this Section 1.9, each Party shall provide the other Party and its representatives reasonable access during normal business hours to (a) personnel of such Party, (b) with respect to Purchaser, the Acquired Books and Records, (c) with respect to Seller, books and records of the Catawba Mill Business not transferred to Purchaser at Closing, and (d) all relevant documentation prepared by such Party and/or such Party’s representatives, in each case to the extent that they relate to the calculation of the Final Net Working Capital under the Post-Closing Statement (including the Accrued Rebates Calculation) or the final and binding determination of the Adjusted Net Working Capital in accordance with this Section 1.9 (including the Accrued Rebates Calculation), and any other document or information reasonably requested by such other Party or its representatives for the purpose of reviewing the Post-Closing Statement or the Accrued Rebates Calculation, preparing the Objection Notice and/or reaching a final and binding determination of the Adjusted Net Working Capital. Notwithstanding the foregoing, to the extent necessary for Purchaser to review the Accrued Rebates Calculation, any such information shall only be provided to non-Affiliate, third-party representatives of the Purchaser who have agreed (x) not to disclose such information or any part thereof to Purchaser or its Affiliates, (y) to otherwise protect and manage such information in accordance with applicable antitrust Laws, and (z) who have agreed to be bound by other customary confidentiality provisions with respect to such information.

1.9.7

Any payments made with respect to the adjustments under Section 1.9 shall be deemed to be, and each of Purchaser and Seller shall treat them as, adjustments to the Purchase Price for federal, state, local, and all other income Tax purposes.

1.10	Allocation of Purchase Price

Seller and Purchaser each acknowledges and agrees that the purchase and sale of the Purchased Assets is an “applicable asset acquisition” within the meaning of Section 1060(c) of the Code. The Closing Purchase Price (including for this purpose the Assumed Obligations and all other capitalized costs, as appropriate) shall be allocated among the Purchased Assets in accordance with Section 1060(c) of the Code, and Purchaser shall prepare such allocation and deliver a copy of such allocation to Seller within ninety (90) days after the Closing Date (the “Allocation Schedule”). Within twenty (20) Business Days after Seller’s receipt of the Allocation Schedule, Seller shall complete its review and, if Seller wishes to dispute any items in the Allocation Schedule, Seller shall (prior to the expiration of such twenty (20) Business Day period) deliver to Purchaser a written notice setting forth in reasonable detail the basis of such objection and the adjustments to the Allocation Schedule that Seller believes should be made. Any items in the Allocation Schedule not disputed by Seller in such notice shall be irrevocably deemed to be accepted by Seller. If Purchaser does not agree to any items timely disputed by Seller in accordance with this Section 1.10, Purchaser shall refer such items to the CPA Firm to be resolved by using the same process and schedule set forth in Sections 1.9.2(a) through 1.9.2(d), mutatis mutandis, and by treating such items as Contested Adjustments for such purpose. The Allocation Schedule shall be modified by Purchaser to take into account any adjustment to the Closing Purchase Price pursuant to Section 1.9 (the Allocation Schedule, as so modified and as determined after resolution of any dispute in accordance with this Section 1.10, being referred to as the “Adjusted Allocation Schedule”) and Purchaser shall provide a copy of the Adjusted Allocation Schedule to Seller. Seller and Purchaser each agrees to be bound by the Adjusted Allocation Schedule, to complete jointly within one hundred fifty (150) days after the Closing Date and to file separately Form 8594 with its federal income Tax Return consistent with the Adjusted Allocation Schedule for the tax year in which the Closing Date occurs, to file, or cause to be filed, all other Tax Returns in a manner consistent with the Adjusted Allocation Schedule and not to take any positions inconsistent therewith, unless otherwise required by Law. Not later than thirty (30) days prior to the filing of their respective IRS Forms 8594 relating to the Catawba Mill Business, each of Purchaser and Seller shall deliver to the other party a copy of its IRS Form 8594.

1.11	Escrow

1.11.1

Pursuant to the Confidentiality Agreement, Parent has delivered the Initial Deposit to the Escrow Agent to be held in an account (the “Deposit Escrow Account”) in accordance with the Escrow Agreement. Each of Parent and Seller shall instruct the Escrow Agent to release the Initial Deposit plus any interest accrued thereon (the “Initial Deposit Amount”) to the Closing Agent for delivery to Seller at the Closing as a credit against the Closing Purchase Price, subject to the terms hereof and the Escrow Agreement, provided that if this Agreement is terminated prior to the Closing for any reason, each of Purchaser and Seller shall promptly thereafter instruct the Escrow Agent to release the Initial Deposit Amount directly to Seller.

1.11.2

Within two (2) Business Days after the Effective Date, Purchaser shall deliver (or cause to be delivered) the Signing Deposit to the Escrow Agent to be held in the Deposit Escrow Account in accordance with the Escrow Agreement. Each of Purchaser and Seller shall instruct the Escrow Agent to release the Signing Deposit plus any interest accrued thereon (the “Signing Deposit Amount”) to the Closing Agent for delivery to Seller at Closing as a credit against the Closing Purchase Price; provided, that, if (i) Seller breaches its obligations hereunder in any material respect prior to Closing or (ii) any of the conditions to Purchaser’s obligation to effect the Closing hereunder is not satisfied by the End Date through no fault of any Buyer Party, each of Purchaser and Seller shall promptly thereafter instruct the Escrow Agent to release the Signing Deposit Amount to Purchaser; provided further, that if this Agreement is terminated or the Closing fails to occur by the End Date for any other reason, each of Purchaser and Seller shall, promptly following the date of such termination, instruct the Escrow Agent to release the Signing Deposit Amount directly to Seller.

2.	CLOSING

2.1	Closing Date and Time

The closing of the purchase and sale of the Purchased Assets (the “Closing”) shall take place at the offices of Palmetto Blue Title Agency, LLC, 200 Meeting St., Ste. 301, Charleston, SC, 29401 (the “Closing Agent”), with effect from 11:59 p.m. (Eastern time), on a date to be specified by the Parties (the “Closing Date”), which date shall be no earlier than November 30, 2018 and no later than the third (3rd) Business Day after the later of (a) the expiration of the VCC Period and (b) the satisfaction or waiver of the conditions set forth in Section 7 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the Parties. Purchaser and Seller acknowledge and agree that the Closing may be effectuated by exchanging documents via facsimile, e-mail, portable document format (.pdf), and/or overnight courier. Time shall be of the essence for purposes of this Section 2.1.

2.2	Seller Deliveries

At the Closing, Seller shall deliver (or cause to be delivered) to Purchaser the following:

2.2.1	a bill of sale, substantially in the form attached hereto as Exhibit A (the “Bill of Sale”), duly executed by Seller;

2.2.2	the Acquired Books and Records, which shall be delivered constructively;

2.2.3

with respect to each parcel of Owned Real Property, a limited (special) warranty deed based on the property descriptions of record and a quit claim (no warranty) deed based on Purchaser’s survey of the Owned Real Property, substantially in the forms attached hereto as Exhibit B (the “Deed”), duly executed by Seller; provided that during the Interim Period, Purchaser and Seller will work in good faith to reconcile any differences between the property descriptions set forth in Exhibit B and any such descriptions in Purchaser’s title commitment;

2.2.4	subject to Section 1.3, the consents set forth on Schedule 2.2.4 (the “Seller Material Consents”);

2.2.5	a non-foreign person affidavit as required by Section 1445 of the Code, substantially in the form attached hereto as Exhibit C, duly executed by Seller;

2.2.6	an assignment and assumption agreement, substantially in the form attached hereto as Exhibit D (the “Assignment and Assumption Agreement”), duly executed by Seller;

2.2.7	an assignment of lease agreement substantially in the form attached hereto as Exhibit E (the “Lease Assignment Agreement”), for each Real Property Lease, duly executed by Seller;

2.2.8	a lease with respect to the Service Center (the “SC Lease”), substantially in the form attached hereto as Exhibit F, duly executed by Seller;

2.2.9

a certificate from the Secretary of State of the State of Delaware and a certificate from the Secretary of State of the State of South Carolina, dated not more than five Business Days prior to the Closing Date, to the effect that Seller is in good standing in such jurisdictions;

2.2.10

a certificate of the Secretary or another officer of Seller certifying (a) that attached thereto are true, correct, and complete copies of the Organizational Documents of Seller, (b) that attached thereto are true, correct, and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery, and performance of this Agreement and the other Operative Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (c) the names and signatures of officers of Seller authorized to execute this Agreement, the other Operative Agreements, and any other documents to be delivered hereunder and thereunder;

2.2.11	a certificate, signed by a duly authorized officer of Seller, certifying to the effect that, as of the Closing Date, each of the conditions set forth in Sections 7.2.1 and 7.2.2 has been satisfied;

2.2.12

the standard form South Carolina Affidavit of True Consideration (to be attached to the Deed) establishing and confirming the true consideration paid for the Owned Real Property, duly executed by Seller;

2.2.13

any payoff letters or other written evidence, in form reasonably satisfactory to Purchaser, of the release in full of all Liens relating to the Purchased Assets (other than Permitted Liens and consents not required to be delivered pursuant to Section 2.2.4);

2.2.14

any and all customary affidavits or other certificates or documents reasonably required by Purchaser’s title insurance company or Purchaser in order to insure title to the Owned Real Property and, if applicable, the Leased Real Property in accordance with this Agreement, in form and substance reasonably acceptable to Seller, including a name change affidavit to be recorded reflecting Seller’s relation to its predecessor entities;

2.2.15	assignments of all Assigned Permits, subject to the terms of the Control Agreement in the case of the NRC Permit;

2.2.16	a Certificate of Tax Compliance from the South Carolina Department of Revenue or a Transferor Affidavit pursuant to S.C. Code Section 12-54-124;

2.2.17	a Withholding Tax affidavit;

2.2.18	the Sawmill Lease, duly executed by Seller;

2.2.19	the Control Agreement, duly executed by Seller;

2.2.20	an updated Schedule 10.1(f), reflecting all Recall Employees as of the Closing Date; and

2.2.21	such other agreements, documents and instruments as are contemplated to be delivered by Seller at Closing pursuant to this Agreement.

2.3	Parent and Purchaser’s Deliveries to Seller

At the Closing, Parent or Purchaser, as applicable, shall deliver (or cause to be delivered) to Seller the following:

2.3.1

by wire transfer of immediately available funds to the Closing Agent for delivery to a bank account of Seller (such bank account to be designated in writing by Seller to Purchaser no later than two (2) Business Days prior to the Closing) an amount equal to (a) the Closing Purchase Price less (b) the sum of the Signing Deposit Amount and Initial Deposit Amount less (c) an amount equal to fifty percent (50%) of the cost of the premium under, and the related diligence fees and expenses of the insurance carrier for the Representation and Warranty Policy;

2.3.2	the Bill of Sale, duly executed by Purchaser;

2.3.3	the Assignment and Assumption Agreement, duly executed by Purchaser;

2.3.4	a Lease Assignment Agreement for each Real Property Lease, duly executed by Purchaser;

2.3.5	the SC Lease, duly executed by Purchaser;

2.3.6

evidence of replacement of guarantees, performance bonds, letters of credit, and other security instruments delivered by or on behalf of Purchaser or its Affiliates, effective as of the Closing Date, to replace all the guarantees, performance bonds, letters of credit and other security instruments delivered by Seller or its Affiliates and set forth on Schedule 2.3.6 and all other non-cash guarantees, performance bonds, letters of credit and security instruments that have been entered into by Seller or its Affiliates in connection with the Purchased Assets after the Effective Date (collectively, the “Seller Security Instruments”);

2.3.7

a certificate from the Secretary of State or other appropriate official of each of Purchaser’s and Parent’s jurisdiction of formation, dated not more than five Business Days prior to the Closing Date, to the effect that each of Purchaser and Parent is in good standing (or the equivalent thereof) in such jurisdiction;

2.3.8

a certificate of the Secretary or another officer of Purchaser certifying (a) that attached thereto are true, correct, and complete copies of the Organizational Documents of Purchaser, (b) that attached thereto are true, correct, and complete copies of all resolutions adopted by the board of directors (or equivalent) of Purchaser authorizing the execution, delivery, and performance of this Agreement and the other Operative Agreements to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (c) the names and signatures of officers of Purchaser authorized to execute this Agreement, the other Operative Agreements, and any other documents to be delivered hereunder and thereunder;

2.3.9

a certificate of the Secretary or another officer of Parent certifying (a) that attached thereto are true, correct, and complete copies of the Organizational Documents of Parent (b) that attached thereto are true, correct, and complete copies of all resolutions adopted by the board of directors (or equivalent) of Parent authorizing the execution, delivery, and performance of this Agreement and the other Operative Agreements to which Parent is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (c) the names and signatures of officers of Parent authorized to execute this Agreement, the other Operative Agreements, and any other documents to be delivered hereunder and thereunder; and

2.3.10	a certificate, signed by a duly authorized officer of Purchaser, certifying to the effect that, as of the Closing Date, each of the conditions set forth in Sections 7.3.1 and 7.3.2 has been satisfied;

2.3.11	a copy of South Carolina Department of Revenue’s Exemption Certificate ST-8 duly executed by Purchaser;

2.3.12	the Sawmill Lease, duly executed by Purchaser;

2.3.13	the Control Agreement, duly executed by Purchaser;

2.3.14	a Resale Certificate ST8-A duly issued to Purchaser by the State of South Carolina Department of Revenue; and

2.3.15	such other agreements, documents and instruments as are contemplated to be delivered by Purchaser at Closing pursuant to this Agreement.

2.4	Deliveries to the Escrow Agent

2.4.1

At the Closing, Seller shall deliver (or cause to be delivered) to the Escrow Agent, by wire transfer of immediately available funds, the Seller’s Environmental Escrow Contribution to be held in the Environmental Escrow Account in accordance with the Escrow Agreement to secure claims for reimbursement made by Purchaser pursuant to Section 5.8.

2.4.2

At the Closing, Parent (on behalf of all Buyer Parties) and Seller shall deliver joint written instructions to the Escrow Agent, instructing the Escrow Agent to release the Initial Deposit Amount and Signing Deposit Amount to the Closing Agent to deliver to Seller.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedules delivered by Seller to the Buyer Parties concurrently with the execution of this Agreement (each a “Schedule” and collectively, the “Schedules”), Seller represents and warrants to the Buyer Parties as follows:

3.1	Organization

Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Catawba Mill Business as currently conducted makes such licensing or qualification necessary.

3.2	Power and Authority

Seller has the necessary corporate power and authority to execute and deliver this Agreement and the other Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and each other Operative Agreement to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Purchaser) constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights and to general equity principles. When each of the other Operative Agreements to which Seller is or will be a party has been duly executed and delivered by Seller, such Operative Agreement (assuming due authorization, execution and delivery by Purchaser) will constitute a legal and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights and to general equity principles.

3.3	No Conflicts

3.3.1

Except as set forth on Schedule 3.3.1, the execution and delivery by Seller of this Agreement and the other Operative Agreements to which it is a party, the performance by Seller of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)	conflict with or result in a violation or breach of, or default under, any of the terms, conditions or provisions of Seller’s Organizational Documents;

(b)	conflict with or result in a violation or breach of any term or provision of any applicable Law in any material respect; or

(c)

(A) (i) in any material respect conflict with or result in a violation or breach of, (ii) constitute a material default under or an event that, with or without notice or lapse of time or both, would constitute a material default under, (iii) except for requirements under the HSR Act, require Seller to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, any Assigned Contract or Assigned Permit; or (B) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the Purchased Assets.

3.3.2

Except as set forth in Schedule 3.3.2 and for any filings as may be required under the HSR Act, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby.

3.4	Financial Results; Absence of Changes; Capitalization

3.4.1

Attached hereto as Schedule 3.4.1 are true and complete copies of unaudited financial results of the Catawba Mill Business as at December 31, 2017 and the interim net asset balance sheet as of August 31, 2018 for the Catawba Mill Business (the “Financial Results”). Except as set forth in the notes thereto, the Financial Results fairly present in all material respects the net asset balance and operating income of the Catawba Mill Business as at the date thereof and for the periods covered thereby. The interim net asset balance sheet for the Catawba Mill Business as of August 31, 2018 are referred to herein as the “Latest Financial Results.”

3.4.2

Except as set forth in Schedule 3.4.2, from the date of the Latest Financial Results, Seller has conducted the Catawba Mill Business in the Ordinary Course of Business and there has not occurred, with respect to the Catawba Mill Business, any:

(a)	event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)	material change in any method of accounting or accounting practice for the Catawba Mill Business, except as required by GAAP;

(c)

entry into any Contract that would constitute a Material Contract, other than any Purchase Order, Customer Order or any other Contract that will be performed or completed prior to Closing and entered into in the Ordinary Course of Business;

(d)

transfer, assignment, sale or other disposition of any of the Purchased Assets shown or reflected in the Latest Financial Results, except for the sale of Inventory or the disposal of damaged or obsolete equipment or materials, in each case, in the Ordinary Course of Business;

(e)	cancellation of any debts or claims in an amount exceeding $200,000 individually;

(f)	transfer or assignment of or grant of any license or sublicense under or with respect to any Owned Intellectual Property or Intellectual Property Licenses;

(g)	material unrepaired damage, destruction or loss which has not be replaced, or any material unremedied interruption in use, of any Purchased Assets, whether or not covered by insurance;

(h)	acceleration, termination, material modification to, cancellation of or the waiver of any material term of any Assigned Contract or Assigned Permit;

(i)	material capital expenditures which would constitute an Assumed Obligation except as contemplated by the Five Year Capital Expenditure Plan made available in the Data Room;

(j)	imposition of any Lien (other than Permitted Liens) upon any of the Purchased Assets;

(k)

(i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of any Employees, other than increases in the Ordinary Course of Business or as required by the terms of any written agreements or applicable Law, (ii) material change in the terms of employment for any Employee (other than changes applicable to all similarly situated Employees that do not result in any material increased Liability of Seller with respect thereto), or (iii) action to accelerate the vesting or payment of any compensation or benefit for any Employee of the Catawba Mill Business that is the general manager or a direct report of the general manager;

(l)

hiring or promoting any person as or to (as the case may be) an Employee that is the general manager or a direct report of the general manager or hiring or promoting any employee below an Employee that is the general manager or a direct report of the general manager, in each case, except to fill a vacancy after the Effective Date of the mill manager position with the prior written approval of the Purchaser or of any other position in the Ordinary Course of Business;

(m)

adoption, modification or termination, except as required by applicable Law, of any: (i) employment, severance, retention or other agreement with any Employee of the Catawba Mill Business that is the general manager or a direct report of the general manager, other than the mill manager position or (ii) collective bargaining or other agreement with a union, in each case whether written or oral;

(n)

movement of any tangible personal property from the Owned Real Property into the Service Center unless such property (i) is, as of the Effective Date, exclusively related to the operation of the Service Center or (ii) consists of office or information technology equipment required for use by those employees transferred to the Service Center from the Catawba Mill; or

(o)	any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

3.5	No Undisclosed Liabilities

Except for Liabilities (a) set forth on the Latest Financial Results, (b) incurred since the date of the Latest Financial Results in the Ordinary Course of Business, (c) incurred in connection with the transactions contemplated hereby and by the other Operative Agreements, (d) arising from executory performance obligations under Purchased Contracts and Instruments, or (e) set forth on Schedule 3.5, there are no Liabilities of, relating to or affecting the Catawba Mill Business (to the extent it relates to the Purchased Assets and the Assumed Obligations and for which Purchaser will become liable at Closing) of the type that would be required to be set forth on the face of a balance sheet prepared in accordance with GAAP.

3.6	Legal Proceedings

3.6.1

Except as set forth on Schedule 3.6.1, there are no Actions pending or, to Seller’s Knowledge, threatened against, relating to or affecting the Catawba Mill Business, the Purchased Assets, or the Assumed Obligations or that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

3.6.2

Seller is not subject to any Governmental Order which restricts in any material respect the operation of the Catawba Mill Business or which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.6.3

There are no outstanding Governmental Orders against Seller with respect to the Catawba Mill Business that have not been satisfied or discharged. To Seller’s Knowledge, no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

3.7	Compliance With Laws

During the past five (5) years, Seller has complied, and is now complying, in all material respects with all Laws applicable to the conduct of the Catawba Mill Business as currently conducted or the ownership and use of the Purchased Assets. Notwithstanding the foregoing, the representations and warranties in this Section 3.7 do not apply to environmental matters, benefit plans and related matters, labor matters, real estate matters, intellectual property matters, Permits, and Tax matters, which are addressed in their entirety and exclusively elsewhere in this Section 3.

3.8	Tax Matters

3.8.1

Except as disclosed on Schedule 3.8.1, (a) Seller has timely filed, or there have been timely filed on Seller’s behalf, all Tax Returns required to be filed with the appropriate Taxing Authorities in connection with, or relating to, the Catawba Mill Business or any of the Purchased Assets in all jurisdictions in which such Tax Returns are required to be filed (taking into account any extension of time to file granted to Seller) and all such Tax Returns were true, correct and complete in all material respects, and (b) all Taxes payable with respect to the Catawba Mill Business or any of the Purchased Assets have been timely paid.

3.8.2

There are no liens (other than Permitted Liens) on, nor have any claims been made in writing with respect to, any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

3.8.3

Seller has withheld and paid all Taxes (relating to the Catawba Mill Business or any of the Purchased Assets) required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, owner, or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely (with extensions) filed.

3.8.4	None of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

3.8.5

Seller has not received written notice from a Taxing Authority of (a) any pending or, to Seller’s Knowledge, threatened Tax audit, proceeding, dispute or claim or (b) any Tax deficiency (in each case, relating to the Catawba Mill Business or any of the Purchased Assets), which audit, proceeding, dispute, claim or deficiency is still pending or outstanding.

3.8.6

Seller has delivered to Purchaser correct and complete copies of (A) all applicable Tax Returns relating to the Catawba Mill Business or any of the Purchased Assets and (B) any statements of deficiencies relating to such Tax Returns assessed against or agreed to by Seller, in each case since December 31, 2013.

3.8.7

Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (in each case, relating to the Catawba Mill Business or any of the Purchased Assets), which waiver or extension is still in effect.

3.8.8	Seller has no liability for the Taxes (relating to the Catawba Mill Business or any of the Purchased Assets) of any Person as a transferee or successor, by Contract, or otherwise.

3.8.9	Seller is not a foreign person within the meaning of Treasury Regulation Section 1.1445-2(b).

3.9	Benefit Plans

3.9.1

Schedule 3.9.1 contains a true and complete list of all Benefit Plans. True and complete copies of all material plan documents relating to such Benefit Plans have been delivered or made available to Purchaser.

3.9.2	All contributions to Benefit Plans that were required to be made under such Benefit Plans as of the Effective Date have been made as of the Effective Date.

3.9.3

No Benefit Plan is (a) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (b) a “multiple employer plan” within the meaning of (Section 413(c) of the Code), or (c) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Each Benefit Plan that is intended to be qualified under Section 401 of the Code has been determined by the Internal Revenue Service to be and is so qualified and is covered by a favorable determination letter or opinion letter from the Internal Revenue Service and, to Seller’s Knowledge, there is no reason why any such determination letter or opinion letter should be revoked and not be reissued.

3.9.4

Except as disclosed on Schedule 3.9.4, there are no pending Actions which have been asserted or instituted or, to Seller’s Knowledge, threatened against the Seller DB Pension Plan, the assets of such plan or of any related trust or Seller, the plan administrator or any fiduciary of such Seller DB Pension Plan with respect to such plan (other than routine benefit claims). The Seller DB Pension Plan is not under audit or investigation by the IRS, DOL, or any other Government Entity and no such completed audit, if any, has resulted in the imposition of any material Tax, interest, or penalty. The Seller DB Pension Plan complies in all material respects with its terms and provisions of applicable Law, including ERISA and the Code. No nonexempt “prohibited transaction” within the meaning of ERISA or the Code, or breach of any duty imposed on “fiduciaries” pursuant to ERISA, has occurred with respect to the Seller DB Pension Plan.

3.9.5	The representations and warranties contained in this Section 3.9 are the only representations and warranties made by Seller with respect to Benefit Plans and related matters.

3.10	Real Property

3.10.1

Except as set forth on Schedule 3.10.1, the Owned Real Property constitutes all of the real property owned by Seller used or held for use in connection with the Catawba Mill Business as presently conducted. Seller has good, clear, record and marketable fee simple title to all of the Owned Real Property, free and clear of any and all Liens, except for Permitted Liens. To Seller’s Knowledge, except as set forth on Schedules 3.10.1 and 3.10.3, (a) there is no actual or threatened condemnation proceeding against any of the Owned Real Property or pending or threatened real estate tax deficiency or reassessment against any of the Owned Real Property, (b) no Person other than Seller is occupying or using any of the Owned Real Property, (c) all improvements constituting part of the Owned Real Property have been completed and are in compliance in all material respects with all applicable Laws and Permits, (d) Seller possesses all Permits necessary to use and occupy the Owned Real Property for the Catawba Mill Business as presently conducted, (e) there is no violation of any Law or Permit issued with respect to any of the Owned Real Property that has not been corrected heretofore, and no such violation exists which could have an adverse effect on the operation or value of any of the Owned Real Property, (f) all water, sewer, gas, electric, telephone, drainage and other utilities required by Law or necessary for the current operation of the Owned Real Property are sufficient for the conduct of the Catawba Mill Business at the Owned Real Property as presently conducted, and (g) the Owned Real Property has legal and record vehicular and pedestrian access to a public way.

3.10.2	Seller has not granted any option to purchase the Owned Real Property or any right of first refusal or right of first offer or similar right to purchase the Owned Real Property to any Person.

3.10.3

Schedule 3.10.3 contains a true and complete list of all leases of real property (collectively, the “Real Property Leases”) to which Seller is a party (as lessee, sublessee, lessor or sublessor) which relate to the Catawba Mill Business. Each of the Real Property Leases is in full force and effect and Seller has valid leasehold interests in all leased real property described in the applicable Real Property Lease (the “Leased Real Property”), free and clear of any and all Liens, except for Permitted Liens. A true, correct and complete copy of each of the Real Property Leases, as currently in effect, has been delivered or made available to Purchaser and none of the Real Property Leases has been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered or made available to Purchaser. Except as otherwise noted on Schedule 3.10.3, the consummation of the transactions contemplated hereby will not cause a breach of or result in any default under, or require any consent, notice or waiver under, any Real Property Lease. All of the covenants to be performed by Seller under any such Real Property Lease have been fully performed in all material respects. To Seller’s Knowledge, all of the covenants to be performed by any other party under any such Real Property Lease have been fully performed in all material respects by such Person. Seller has not received any notice of any default or event that with notice or lapse of time, or both, would constitute a default under any of the Real Property Leases and Seller and, to Sellers’ Knowledge, each other party to a Real Property Lease, is in compliance in all material respects with all obligations of such party thereunder. Seller possesses all Permits necessary to use and occupy the Leased Real Property for the Catawba Mill Business as presently conducted. No condemnation proceeding is pending or, to Seller’s Knowledge, threatened which would preclude or impair the use of any such property by Purchaser for the purposes for which it is currently used. Seller’s possession and quiet enjoyment of each Leased Real Property under each Real Property Lease has not been disturbed in any material respect and there are no disputes pending with respect to any Real Property Lease.

3.10.4

Except as set forth on Schedule 3.10.1, the Owned Real Property and the Leased Real Property constitute all of the interests in real property used or held for use in connection with the Catawba Mill Business as presently conducted.

3.10.5	The representations and warranties contained in this Section 3.10 are the only representations and warranties made by Seller with respect to real property and related matters.

3.11	Condition and Sufficiency of Assets

Except as set forth on Schedule 3.11(a), the buildings, structures, furniture, fixtures, machinery, Equipment (including Equipment currently used to produce lightweight coated (“LWC”) paper and southern bleached softwood kraft (“SBSK”) pulp), vehicles and other items of tangible personal property (other than Inventory) included in the Purchased Assets are, in all material respects (or, in the case of the Purchased Assets listed on Schedule 3.11(b) in all respects), structurally sound, in good operating condition and repair (subject to normal wear and tear), and are adequate for the uses to which they are being put, and none of such buildings, structures, furniture, fixtures, machinery, Equipment, vehicles or other items of tangible personal property is currently in need of material maintenance or repairs (or, in the case of the Purchased Assets listed on Schedule 3.11(b), any maintenance or repairs), except in each case for ordinary, routine maintenance and other regularly scheduled repairs. Except as set forth in Schedule 3.11(c), the Purchased Assets, taken as a whole, are sufficient for the continued conduct of the Catawba Mill Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Catawba Mill Business as presently conducted.

3.12	Intellectual Property

3.12.1

Seller is the sole and exclusive legal and beneficial owner of all right, title and interest in and to the Owned Intellectual Property free and clear of Liens other than Permitted Liens. Seller has a valid and enforceable right to use all Licensed Intellectual Property licensed under the Intellectual Property Licenses. Seller has not made any registration, application, or other filing with any Governmental Entity or authorized private registrar in any jurisdiction relating to any of the Owned Intellectual Property. The Owned Intellectual Property, Intellectual Property Licenses and the Licensed Intellectual Property constitutes all of the Intellectual Property used in the conduct of the Catawba Mill Business as presently conducted other than the Excluded Intellectual Property. Seller has no obligation to pay any Person any royalties or other fees for the continued use of the Owned Intellectual Property or the Licensed Intellectual Property and, to the Seller’s Knowledge, Purchaser will have no obligation to pay such royalties or other fees as a result of the consummation of the transactions contemplated by this Agreement, in each case, other than as set forth in the Intellectual Property Licenses.

3.12.2

Seller has not licensed its rights or otherwise granted any rights in, to, or under the Owned Intellectual Property, Intellectual Property Licenses or the Licensed Intellectual Property, or the use thereof, to any Person, including any of its Affiliates. To Seller’s Knowledge, no Person is misappropriating, infringing, or violating any Owned Intellectual Property, and no Intellectual Property or other proprietary right misappropriation, infringement, or violation Action has been brought against any Person by Seller relating to the Owned Intellectual Property. Seller is not party to or bound to any agreement, open source software license, standards of development effort, specification development effort, settlement, covenant not to sue, consent, decree, stipulation, judgment, or order resulting from any Action which (A) permits third parties to use any of the Owned Intellectual Property, (B) restricts Seller’s rights to use any Owned Intellectual Property or Licensed Intellectual Property (other than the Intellectual Property Licenses), or (C) restricts Seller’s operation of the Catawba Mill Business in order to accommodate any other Person’s Intellectual Property.

3.12.3

Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of or require the payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, Purchaser’s right to own or use any Owned Intellectual Property or any Licensed Intellectual Property. All Owned Intellectual Property is transferable, alienable and licensable to Purchaser without restriction and without payment of any kind to any third party.

3.12.4

The operation of the Catawba Mill Business as currently conducted by Seller, and as has been conducted since January 1, 2015, and the possession and use of the Owned Intellectual Property and the Licensed Intellectual Property, currently do not infringe upon, misappropriate, violate or otherwise breach, and has not since January 1, 2015 infringed upon, misappropriated, violated, or otherwise breached, any Intellectual Property or other rights of any Person (including any Affiliate of Seller).

3.12.5

Since January 1, 2015, no written claim or demand of any Person has been made or, to Seller’s Knowledge, threatened, nor is there any Action that has been settled or otherwise resolved or is pending or, to Seller’s Knowledge, threatened, nor is there any investigation that has been settled or otherwise resolved or is pending or, to Seller’s Knowledge, threatened, in each case that (a) challenges or challenged the use, ownership, validity, or enforceability of any Owned Intellectual Property or Licensed Intellectual Property or (b) asserts or asserted that the operation or conduct of the Catawba Mill Business as presently conducted by Seller is or was infringing, misappropriating, or otherwise in violation of or constituting the unauthorized use of any Intellectual Property of any Person. To Seller’s Knowledge, there are no facts or circumstances that would reasonably be expected to give rise to any such claim, demand, Action, or investigation. None of the Owned Intellectual Property or Licensed Intellectual Property is subject to any outstanding Governmental Order by which Seller is bound, or is the subject of any pending Action against Seller that remains unresolved.

3.12.6

Seller has taken all reasonable and necessary steps to maintain and enforce the Owned Intellectual Property. To Seller’s Knowledge, there has been no unauthorized disclosure or use of, or access to, any trade secrets or other confidential information of the Catawba Mill Business.

3.12.7

Seller has not granted nor is it obligated to grant any access or license to any of its source code included in the Owned Intellectual Property (including, in any such case, any conditional right to access or under which Seller has established any escrow arrangement for the storage and conditional release of any of such source code).

3.13	Material Contracts

3.13.1

Schedule 3.13.1 lists each of the following Contracts (x) by which any of the Purchased Assets are bound or affected as of the Effective Date or (y) to which Seller is a party or by which it is bound exclusively in connection with the Catawba Mill Business or the Purchased Assets as of the Effective Date, in each case other than Excluded Assets (such Contracts, together with all Contracts concerning any Equipment or Real Property Leases listed or otherwise disclosed in Schedule 3.10 and all Intellectual Property Licenses, being “Material Contracts”):

(a)	all Contracts involving aggregate consideration in excess of $300,000 and which, in each case, cannot be cancelled without penalty or without more than 30 days’ notice;

(b)	all Contracts that require Seller to purchase or sell a stated portion of the requirements or outputs of the Catawba Mill Business or that contain “take or pay” provisions;

(c)	all Contracts that provide for the indemnification of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(d)

all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(e)	all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(f)

all written employment agreements and written Contracts with independent contractors or consultants (or similar arrangements) and which are not cancellable without material penalty or without at least 30 days’ notice;

(g)	all Contracts with any Governmental Entity;

(h)	all Contracts that limit or purport to limit the ability of Seller to compete in any line of business or with any Person or in any geographic area or during any period of time;

(i)	all joint venture, partnership or similar Contracts;

(j)

all Contracts for the sale of any of the Purchased Assets or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets, excluding Contracts for the sale of Inventory in the Ordinary Course of Business;

(k)	all Material Contracts between Seller and any Affiliate of Seller with respect to the Catawba Mill Business; and

(l)	all other Contracts that are material to the Purchased Assets or to the operation of the Catawba Mill Business and not previously disclosed pursuant to this Section 3.13.1.

3.13.2

Each Material Contract that is an Assigned Contract is a legal, valid and binding Contract of Seller and, to Seller’s Knowledge, the other parties thereto in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. None of Seller or, to Seller’s Knowledge, any other party thereto is in breach of or default in any material respect under (or is alleged to be in such breach of or default under), or has provided or received any written notice of any intention to terminate, any Material Contract that is an Assigned Contract. To Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract that is an Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes to any material right or obligation or the loss of any material benefit thereunder. Complete and correct copies of each Material Contract that is an Assigned Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Purchaser. There are no material disputes pending or, to Seller’s Knowledge, threatened under any Assigned Contract.

3.14	Employees; Labor Relations

3.14.1

Schedule 3.14.1 contains a true and complete list of (a) the Employees as at the date indicated therein, identified by employee identification number and not by name and (b) all collective bargaining agreements, memoranda of agreement, memoranda of understanding, side letters, and any other written agreements or understandings currently in effect between Seller and the USW or any other labor organization to the extent related to the Catawba Mill Business.

3.14.2

Except as set forth on Schedule 3.14.2, as of the date indicated therein (a) there are no Actions pending or, to Seller’s Knowledge, threatened between Seller (to the extent related to the Catawba Mill Business) and any labor organization (to the extent related to the Catawba Mill Business) or any Employee or former employee, and (b) there are no pending or, to Seller’s Knowledge, threatened unfair labor practice charges, arbitrations or arbitration awards, grievances, strikes, lockouts, or Actions involving any Employee against or with respect to Seller (to the extent related to the Catawba Mill Business).

3.14.3	The only labor union or other labor organization that represents any Employees is the USW.

3.14.4

During the past five (5) years, with respect to the Catawba Mill Business: (i) Seller has complied, and is now complying, in all material respects with all Laws related to employment, termination of employment, employment practices, employment terms, conditions, and compensation, labor or employment relations, equal employment opportunities, and fair employment practices; (ii) except as set forth on Schedule 3.14.4, there has been no investigation, claim, complaint, charge, action, or litigation before or by any federal, state, or local court, administrative agency, governmental entity, or arbitration tribunal relating to employment, employment practices, terms, conditions, or compensation, employment termination, separation, or layoffs, employment discrimination or equal employment opportunity, employee benefits, fair employment practices, whistleblowing, retaliation, or employee safety or health nor, to Seller’s Knowledge, is any threatened; (iii) Seller has been in material compliance with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended, and all related regulations promulgated thereunder (“Immigration Laws”); and (iv) Seller has not been warned in writing, fined, or otherwise penalized by reason of its failure to comply with Immigration Laws, nor is any Action pending or, to Seller’s Knowledge, threatened with respect to any such noncompliance.

3.14.5

The representations and warranties contained in this Section 3.14 are the only representations and warranties made by Seller with respect to Employees, labor relations, and related matters; except to the extent that such representations and warranties are made by Seller in Section 3.9 in this Agreement.

3.15	Brokers

Other than TM Capital Corp., no agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement or any of the other Operative Agreements.

3.16	Title

Seller has good and valid title to, or good and valid leasehold interests in, all of the Purchased Assets owned and leased by it, free and clear of all Liens other than (a) the Liens set forth on Schedule 3.16, which will be released immediately prior to the Closing, and (b) Permitted Liens. By virtue of this Agreement and the other Operative Agreements, subject to Section 1.3, Purchaser will obtain at the Closing good and valid title to the Purchased Assets, free and clear of all Liens other than Permitted Liens.

3.17	Permits and Industry Certifications

3.17.1

Except as set forth in Schedule 3.17.1(a), Seller holds all Permits (including Environmental Permits) necessary for the current conduct of the Catawba Mill Business or for the ownership and use of the Purchased Assets, and such Permits are valid and in full force and effect. All fees and charges with respect to such Permits as of the Effective Date have been paid in full. All Permits necessary to conduct the Catawba Mill Business or for the ownership and use of the Purchased Assets (a) are set forth on Schedule 3.17.1, including the names of the Permits and their respective dates of issuance and expiration and (b) if included in the Assigned Permits, subject to Section 1.3 and, in the case of the NRC Permit, the terms of the Control Agreement, shall be transferred to Purchaser on the Closing Date. All necessary filings for the reissuance or renewal of material Permits for the current conduct, ownership or use of the Catawba Mill Business have been timely filed. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, amendment, suspension, lapse or limitation of any Permit set forth on Schedule 3.17.1. Seller is in compliance in all material respects with the Assigned Permits, and there are not any legal, administrative, regulatory, or other Governmental Entity proceedings pending, or, to the Knowledge of the Seller, threatened for violations of any Assigned Permits. The representations and warranties contained in this Section 3.17.1 (and, in the case of Environmental Permits only, Section 3.18.2) are the only representations and warranties made by Seller with respect to Permits.

3.17.2

Except as set forth in Schedule 3.17.2, Seller (a) has complied in all material respects with all certifications, approvals and other authorizations listed on Schedule 3.17.2 (the “Industry Certifications”), (b) has not taken or permitted any action that would cause any of the Industry Certifications to be terminated, and (c) has not received any written notice that any Industry Certification will be revoked, suspended, modified or will not be renewed. To Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would result in the revocation or variation in any material respect of any Industry Certification.

3.18	Environmental Matters

3.18.1

The Seller has made available to the Purchaser true, complete and correct copies of all environmental data, reports, studies, and similar information prepared or generated within the past five (5) years that are in the Seller’s care, custody and control, relating to (a) the presence, potential presence or Release of Hazardous Substance at, on, under or emanating from the Owned Real Property or Leased Real Property or for which Buyer may be otherwise assuming liability under this Agreement, including under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or state equivalents, including but not limited to any Phase I and Phase II environmental site assessments, (b) the assessment, clean-up, removal, or other remediation of any Release of Hazardous Substance or other waste or materials of any kind in, on, under or emanating from the Owned Real Property or Leased Real Property, (c) compliance of the Catawba Mill Business with Environmental Law including compliance with Environmental Permits issued thereunder, (d) the use of any Hazardous Substance used in the Catawba Mill Business including the manner and location of storage and disposal thereof and (e) all existing or former above and underground ground storage tanks that contain or contained Hazardous Substance and all underground storage tanks, containers, piping, structures or impoundments located at or on real property that is or was owned or leased by or on behalf of the Catawba Mill Business, but excluding routine and non-material data, reports, inspections and other documentation that has not been and is not required to be provided to DHEC or any other Governmental Entity (collectively, the “Environmental Reports”). To the Knowledge of the Seller, there are no material environmental reports relating to the presence or Release of Hazardous Substance or compliance with or liability under Environmental Law prepared or generated within the last five (5) years other than the Environmental Reports. To Seller’s Knowledge, there is no report relating to a material Liability under Environmental Law which is an Assumed Obligation as of the Closing Date for which the facts giving rise to such Liability are not contained in an Environmental Report.

3.18.2	Except as made available in the Data Room:

(a)

Seller is and within the last five (5) years has been in material compliance with all Environmental Laws, including all Environmental Permits issued under Environmental Law, with regard to the Catawba Mill Business;

(b)

Seller has not received any written notice from any Governmental Entity or other Person within the last five (5) years with respect to the Catawba Mill Business, Owned Real Property or Leased Real Property alleging that Seller is or may not be in compliance in any respect with any Environmental Law or is or may be liable for the presence, Release, or threatened Release of a Hazardous Substance; except any such notices received after the Effective Date related to any matters discussed by Purchaser or its Affiliates or Representatives with any Governmental Entity;

(c)

within the last five (5) years, there has been no Release by Seller of a Hazardous Substance with respect to the Catawba Mill Business, Owned Real Property or Leased Real Property, nor to Seller’s Knowledge has any Release of a Hazardous Substance occurred nor is any such Release threatened at, on, under or from any of the Owned Real Property or Leased Real Property or as a result of activities of the Catawba Mill Business, except in each case such Releases as are permitted under Environmental Law;

(d)

there are no Actions by any Governmental Entity or other Person pending or, to the Seller’s Knowledge, threatened against any of the Purchased Assets, or Seller with respect to the Catawba Mill Business under any Environmental Law or with regard to the presence, exposure to or Release of Hazardous Substances, including but not limited to any obligations under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or state equivalents; except any such Actions implemented or threatened after the Effective Date related to any matters discussed by Purchaser or its Affiliates or Representatives with any Governmental Entity;

(e)

(i) no real property currently owned, operated or leased by Seller currently relating to the Purchased Assets or the Catawba Mill Business is listed on or has been proposed for listing on the National Priorities List (or CERCLIS) under CERCLA or any equivalent state list, and (ii) to the Seller’s Knowledge, no real property formerly owned, operated or leased by Seller relating to the Purchased Assets or the Catawba Mill Business is listed on or has been proposed for listing on the National Priorities List (or CERCLIS) under CERCLA or any equivalent state list;

(f)

to the Knowledge of the Seller, there are no conditions, circumstances or other facts that would reasonably be expected to result in unbudgeted control measures or capital expenditures needed for the Catawba Mill Business to maintain compliance with Environmental Laws in the next eighteen (18) months; and

(g)

Seller has not retained or assumed, by contract or operation of Law, the liability of any other Person under any Environmental Law or pertaining to the presence, Release or threatened Release of Hazardous Substance arising out of or relating to the Catawba Mill Business or the Purchased Assets.

3.18.3	To Seller’s Knowledge, the Data Room contains all material environmental information with respect to the Catawba Mill Business prepared, generated or received within the last five (5) years.

3.18.4

Notwithstanding anything in this Agreement to the contrary, this Section 3.18 (and, in the case of Environmental Permits, Section 3.17.1) contains the sole and exclusive representations and warranties of Seller with respect to, arising out of or relating to environmental matters, including the assessment, clean-up, removal, or other remediation of any Releases of Hazardous Substances from the Purchased Assets or relating to the Catawba Mill Business, the extent to which the Purchased Assets or the Catawba Mill Business are in compliance with any past, present, or future Environmental Laws or Environmental Permits, or any Release or other contamination or pollution of the environment.

3.19	Customers and Suppliers

Schedule 3.19 sets forth a true, complete and correct list of the ten (10) largest customers by revenues (each, a “Major Customer”) and suppliers by billings to Seller (each, a “Major Supplier”) of the Catawba Mill Business, in each case, other than Purchaser or any of its Affiliates, and the amount of revenues or billings generated by each during the 2016 and 2017 calendar years and during 2018 for the period beginning January 1, 2018 through August 31, 2018. Except as set forth on Schedule 3.19, as of the Effective Date, Seller has not received any written notice, and has no Knowledge, that any of the Major Customers or Major Suppliers, in each case for the period beginning January 1, 2018 through August 31, 2018, has ceased, or intends to cease, to use or supply the goods or services of the Catawba Mill Business or to otherwise terminate, materially reduce or adversely modify its relationship with the Catawba Mill Business.

3.20	Affiliate Transactions

Except as set forth on Schedule 3.20, no current or, to Seller’s Knowledge, former Affiliate of Seller or director or officer of Seller or of any such Affiliate (a) owns any Purchased Assets, (b) owes money to, or is owed money by, the Catawba Mill Business, in each case, to the extent the same constitute Purchased Assets or Assumed Obligations, or (c) is a party to or the beneficiary of any Contract with the Catawba Mill Business which constitutes an Assigned Contract, except in each case for compensation and benefits payable under a Benefit Plan or employment agreement to officers or directors in their capacity as such.

3.21	Accounts Receivable

The Receivables reflected on the Latest Financial Results and the Receivables arising after the date thereof (a) have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the Ordinary Course of Business; and (b) taking into account the applicable reserve for bad debts, constitute only valid, undisputed claims of Seller not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business. The reserve for bad debts shown on the Latest Financial Results or, with respect to Receivables arising after the date of the Latest Financial Results, on the accounting records of the Catawba Mill Business have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

3.22	Inventory

All Inventory of the Catawba Mill Business, whether or not reflected in the Financial Results, (a) consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established (such obsolete, damaged, defective or slow-moving items, the “Obsolete Inventory”) and (b) complies in all material respects with the Industry Certifications to the extent such Industry Certifications are applicable to such Inventory. All such Inventory is owned by Seller free and clear of all Liens (other than Permitted Liens), and except as set forth on Schedule 3.22 no Inventory of the Catawba Mill Business is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Catawba Mill Business. Any contaminant contained in any Stock, including any pieces of fragments of rubber or metal, is not at a level in excess of industry standards.

3.23	Insurance

Schedule 3.23 sets forth with respect to the Catawba Mill Business a list of all pending claims under the Insurance Policies as of the Effective Date. Neither Seller nor any of its Affiliates has received any written notice of cancellation of, premium increase with respect to, or material alteration of coverage under, any current insurance policies maintained by Seller or its Affiliates relating to the Catawba Mill Business (collectively, the “Insurance Policies”). The Insurance Policies are, taken as a whole, of the type and in the amounts customarily carried by Persons conducting a business similar to the Catawba Mill Business and are sufficient for compliance in all material respects with all applicable Laws and Contracts to which Seller is a party or by which it is bound.

3.24	Solvency

3.24.1	Seller is not now Insolvent, nor will it be rendered Insolvent by the transactions contemplated hereby.

3.24.2

As of the Closing and taking into account the transactions contemplated hereby and by the other Operative Documents: (a) Seller will be able to pay its Liabilities as they become due; (b) Seller will not have unreasonably small capital with which to carry on its business; and (c) Seller will have assets (calculated at fair market value) that exceed its known and probable Liabilities.

3.24.3

Seller has not, since January 1, 2014: (a) made a general assignment for the benefit of creditors; (b) filed, or had filed against it, any bankruptcy petition or similar filing; (c) suffered the attachment or other judicial seizure of all or a substantial portion of its assets; (d) admitted in writing its inability to pay its debts as they become due; (e) adopted a plan of liquidation or dissolution; or (f) taken or been the subject of any Action that would reasonably be expected to have an adverse effect on its ability to comply with or perform any of its covenants or obligations under this Agreement.

3.25	Business Activities

Except as set forth on Schedule 3.25, during each of (a) the year ended December 31, 2017 and (b) the eight (8) months from January 1, 2018 until August 31, 2018, none of the Seller, any Seller UPE or any HSR Affiliate of Seller has derived revenues from operations utilizing the Purchased Assets in any industry other than industries within the 2012 North American Industrial Classification System definitions 322110, Pulp Mills, 322121, Paper (except Newsprint) Mills, 322122, Newsprint Mills, 325194, Cuclic Crude, Intermediate, and Gum and Wood Chemical Manufacturing, and 321113, Sawmills.

3.26	No Other Representation or Warranty

The representations and warranties of Seller contained in this Section 3 are the only representations and warranties made by Seller with respect to the Catawba Mill Business and in connection with the transactions contemplated herein or in any other Operative Agreement and, for greater certainty and without limiting the generality of the foregoing, no other representation, warranty or condition, whether contractual or legal, and whether express or implied by Seller or construed by Purchaser, is made in connection with, arising out of or relating to the Catawba Mill Business and the transactions contemplated by this Agreement or any other Operative Agreement. Purchaser hereby waives and disclaims any such other representation, warranty or condition, express or implied, including without limitation any representation or warranty made or deemed made to any Person pursuant to that certain representation letter, dated as of September 29, 2018, from certain officers of Seller or its Affiliates to Ernst & Young LLP (the “Management Letter”). EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 3, THE PURCHASED ASSETS AND THE CATAWBA MILL BUSINESS ARE SOLD ON AN “AS IS WHERE IS” BASIS WITH ALL FAULTS OR DEFECTS, WHETHER PATENT OR LATENT, DISCOVERABLE OR UNDISCOVERABLE, AND WITHOUT ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE, WARRANTY AGAINST EVICTION, WARRANTY OF OCCUPANCY, STRICT LIABILITY RIGHTS, OR ANY OTHER WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED. Seller is not making, directly or indirectly, any representations or warranties regarding any pro-forma financial information, financial projections, or other forward-looking statements. Any due diligence materials made available to Purchaser and its representatives do not, and shall not be deemed to, directly or indirectly, contain representations and warranties of Seller, its Affiliates, or representatives.

4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Representations and Warranties of Parent. Parent represents and warrants to Seller as follows:

4.1.1

Organization; Capitalization. Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to transact business and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Parent owns, beneficially and of record, 100% of the membership interests of Purchaser. The authorized equity securities of Purchaser consist solely of membership interests.

4.1.2

Power and Authority. Parent has the necessary limited liability company power and authority to execute and deliver this Agreement and the other Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent of this Agreement and each other Operative Agreement to which it is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite limited liability company action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by Seller) constitutes the legal, valid and binding obligations of Parent enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights and to general equity principles. When each of the other Operative Agreements to which Parent is or will be a party has been duly executed and delivered by Parent (assuming due authorization, execution and delivery by each other party thereto), such Operative Agreement will constitute a legal and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights and to general equity principles.

4.1.3	No Conflicts.

(a)

The execution and delivery by Parent of this Agreement and the other Operative Agreements to which it is a party, the performance by Parent of its obligations under this Agreement and such other Operative Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)	conflict with or result in a violation or breach of, or default under, any of the terms, conditions or provisions of the Organizational Documents of Parent;

(ii)	conflict with or result in a violation or breach of any term or provision of any applicable Law in any material respect; or

(iii)

(A) in any material respect conflict with, result in a violation or breach of, (B) constitute a material default under or an event that, with or without notice or lapse of time or both, would constitute a material default under, (C) except for requirements under the HSR Act, require Parent to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of or (D) result in or give to any Person any right of termination, cancellation, acceleration, or modification in or with respect to, any material Contract to which Parent is a party.

(b)

Except for any filings as may be required under the HSR Act, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Parent in connection with the execution and delivery of this Agreement or any of the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby.

4.1.4

Legal Proceedings. There are no Actions pending or, to Parent’s Knowledge, threatened against, relating to or affecting Parent or any Affiliate of Parent or any of Parent’s assets or properties that would reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Operative Agreements.

4.1.5

Brokers. No agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement or any of the other Operative Agreements on the basis of any arrangements made by Parent or any of its Affiliates.

4.1.6

Business Activities. Except as set forth on Schedule 4.1.6, during each of (a) the year ended December 31, 2017 and (b) the eight (8) months beginning January 1, 2018 and ended August 31, 2018, none of Parent, any Parent UPE, any HSR Affiliate of Parent or any HSR Associate of Parent has derived revenues from operations in an industry within any of the 2012 North American Industrial Classification System definitions 322110, Pulp Mills, 322121, Paper (except Newsprint) Mills, 322122, Newsprint Mills, 325194, Cuclic Crude, Intermediate, and Gum and Wood Chemical Manufacturing, and 321113, Sawmills.

4.1.7

Exclusivity of Representations. The representations and warranties made by Parent in this Section 4.1 and the Operative Agreements, if applicable, are the exclusive representations and warranties made by Parent. Parent hereby disclaims any other express or implied representations or warranties with respect to itself.

4.2	Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller as of the Effective Date and as of the Closing Date as follows:

4.2.1

Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to transact business and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as presently conducted. There are no outstanding rights, subscriptions, warrants, phantom interests, or options to purchase or otherwise acquire any equity securities of Purchaser or securities or obligations of any kind convertible into or exchangeable for any equity securities of Purchaser.

4.2.2

Power and Authority. Purchaser has the necessary limited liability company power and authority to execute and deliver this Agreement and the other Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and each other Operative Agreement to which it is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite limited liability company action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Seller) constitutes the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights and to general equity principles. When each of the other Operative Agreements to which Purchaser is or will be a party has been duly executed and delivered by Purchaser (assuming due authorization, execution and delivery by each other party thereto), such Operative Agreement will constitute a legal and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights and to general equity principles.

4.2.3	No Conflicts.

(a)

The execution and delivery by Purchaser of this Agreement and the other Operative Agreements to which it is a party, the performance by Purchaser of its obligations under this Agreement and such other Operative Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)	conflict with or result in a violation or breach of, or default under, any of the terms, conditions or provisions of the Organizational Documents of Purchaser;

(ii)	conflict with or result in a violation or breach of any term or provision of any applicable Law in any material respect; or

(iii)

(A) in any material respect conflict with, result in a violation or breach of, (B) constitute a material default under or an event that, with or without notice or lapse of time or both, would constitute a material default under, (C) except for requirements under the HSR Act, require Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of or (D) result in or give to any Person any right of termination, cancellation, acceleration, or modification in or with respect to, any material Contract to which Purchaser is a party.

(b)

Except for any filings as may be required under the HSR Act, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or any of the other Operative Agreements and the consummation of the transactions contemplated hereby and thereby.

4.2.4

Legal Proceedings. There are no Actions pending or, to Purchaser’s Knowledge, threatened against, relating to or affecting Purchaser or any Affiliate of Purchaser or any of Purchaser’s assets or properties that would reasonably be expected to (a) result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the other Operative Agreements or (b) individually or in the aggregate, materially impair or delay the ability of Purchaser to consummate the transactions contemplated by this Agreement and the other Operative Agreements.

4.2.5

Brokers. No agent, broker, finder, investment banker, financial advisor or other Person will be entitled to any fee, commission or other compensation in connection with any of the transactions contemplated by this Agreement or any of the other Operative Agreements on the basis of any arrangements made by Purchaser or any of its Affiliates.

4.2.6	Financing and Solvency.

(a)

At the Closing, Purchaser will (i) have unrestricted cash on hand (without giving effect to any unfunded financing, regardless of whether any such financing is committed) available to pay the Closing Purchase Price and all other amounts to be paid by Purchaser under this Agreement and the other Operative Agreements (whether payable on or after the Closing) and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement, (ii) have the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (iii) not have incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities.

(b)

Assuming the accuracy in all material respects of the representations and warranties set forth in Section 3, immediately after giving effect to the transactions contemplated by this Agreement, including any Debt Financing, Purchaser will be solvent and shall (i) be able to pay its debts as they become due; (ii) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay, or defraud either present or future creditors of Purchaser. In connection with the transactions contemplated hereby, Purchaser has not incurred debts beyond its ability to pay as they become absolute and matured.

4.2.7

Business Activities. Except as set forth on Schedule 4.2.7, during each of (a) the year ended December 31, 2017 and (b) the eight (8) months beginning January 1, 2018 and ended August 31, 2018, none of Purchaser, any Purchaser UPE, any HSR Affiliate of Purchaser or any HSR Associate of Purchaser has derived revenues from operations in an industry within any of the 2012 North American Industrial Classification System definitions 322110, Pulp Mills, 322121, Paper (except Newsprint) Mills, 322122, Newsprint Mills, 325194, Cuclic Crude, Intermediate, and Gum and Wood Chemical Manufacturing, and 321113, Sawmills.

4.2.8

Exclusivity of Representations. The representations and warranties made by Purchaser in this Section 4.2 and the Operative Agreements, if applicable, are the exclusive representations and warranties made by Purchaser. Purchaser hereby disclaims any other express or implied representations or warranties with respect to itself.

5.	COVENANTS AND AGREEMENTS

5.1	Conduct During Interim Period

5.1.1

Except (i) as expressly provided in this Agreement, (ii) as set forth in Schedule 5.1, and (iii) as may be consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), between the Effective Date and the earlier of the Closing Date or the termination of this Agreement (the “Interim Period”), Seller shall (x) conduct the Catawba Mill Business in the Ordinary Course of Business and (y) use commercially reasonable efforts to maintain and preserve intact the current Catawba Mill Business in all material respects. Without limiting the foregoing, during the Interim Period, Seller shall not:

(a)	make any material change in any method of accounting or accounting practice for the Catawba Mill Business, except as required by GAAP, by applicable Laws or by any Governmental Entity;

(b)

transfer, assign, sell or otherwise dispose of any of the Purchased Assets, except for the sale of Inventory or the disposal of damaged or obsolete equipment or materials, in each case, in the Ordinary Course of Business;

(c)

cancel any debts or claims, waive any rights constituting Purchased Assets, or accelerate, terminate, or modify any Assigned Contract or Assigned Permit, in each case, outside the Ordinary Course of Business, in a manner that would have a Material Adverse Effect on the Catawba Mill Business;

(d)

incur material capital expenditures which would constitute an Assumed Obligation, except as contemplated by the Five Year Capital Expenditure Plan made available in the Data Room or as necessary to make emergency repairs, provided that in the case of emergency repairs that would result in an Assumed Obligation, Seller shall provide advance notice to Purchaser, and Purchaser shall respond to such request within twenty-four (24) hours, and if no response is received from the Purchaser within such twenty-four (24) hour time period, Purchaser shall be deemed to have consented to such repair;

(e)	grant any Lien (other than Permitted Liens) upon any of the Purchased Assets;

(f)

(i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of any Employees, other than increases in the Ordinary Course of Business or as required by the terms of any written agreements or applicable Law, (ii) make any other material change in the terms of employment for any Employee (other than changes that do not result in any material increased Assumed Obligation with respect thereto), or (iii) take any action to accelerate in any material respect the vesting or payment of any compensation or benefit for any Employee of the Catawba Mill Business that is the general manager or a direct report of the general manager, except, in the case of this clause (iii) in accordance with any Benefit Plan;

(g)

hire or promote any person as or to (as the case may be) an Employee that is the general manager or a direct report of the general manager or hire any employee or promote any Employee below an Employee that is the general manager or a direct report of the general manager, in each case, except to fill a vacancy (i) of the mill manager position with the prior written approval of the Purchaser or (ii) of any other position in the Ordinary Course of Business;

(h)

adopt, modify or terminate, other than for cause or except as required by applicable Law, any: (i) employment, severance, retention or other agreement with any Employee of the Catawba Mill Business that is the general manager or a direct report of the general manager, or (ii) collective bargaining or other agreement with a union, in each case whether written or oral;

(i)

move any tangible personal property from the Owned Real Property into the Service Center that is not (i) as of the Effective Date, exclusively related to the operation of the Service Center or (ii) consists of office or information technology equipment required for use by those employees transferred to the Service Center from the Catawba Mill; or

(j)	enter into any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

5.1.2

For greater certainty, all profit and loss of Seller during the Interim Period (including the Closing Date) shall belong to Seller. Nothing herein shall be construed to (a) prohibit Seller from distributing (including via the issuance of dividends) all cash and cash equivalents of the Catawba Mill Business to Seller’s direct or indirect shareholders at any time and from time to time prior to Closing or (b) give Purchaser, directly or indirectly, any right to control or direct the Catawba Mill Business prior to Closing.

5.1.3

Upon delivery of written notice to Purchaser during the Interim Period (which notice shall include a copy thereof): (a) each Contract, Permit, license of Intellectual Property, equipment lease, and/or Real Property Lease, or any amendment to any of the foregoing, entered into by Seller during the Interim Period incurred, in each case without violating Section 5.1.1 and that is exclusively related to the Catawba Mill Business shall, without further action on the part of Seller or any Buyer Party, be deemed added to (i) Schedule 1.1.11, 1.1.12, 1.1.8, 1.1.6 or 3.10.3 hereof, as applicable, (ii) Schedule 3.3.1, Schedule 3.3.2 and Schedule 3.4.2 hereof to the extent indicated by Seller in such notice, provided that any required consent shall also be deemed added to Schedule 2.2.4 and shall be deemed a Seller Material Consent and deemed added to Schedule 10.1(e) and shall be deemed an Other Material Consent, in each case, unless Purchaser and Seller consent otherwise, such consent not to be unreasonably withheld, and (iii) each other Schedule relating to representations and warranties set forth in Section 3 of this Agreement that would require such document to be included in a list, as reasonably apparent on the face of such documents or as indicated by Seller in such notice, and (b) each Assumed Obligation entered into during the Interim Period without violating Section 5.1.1 shall, without further action on the part of Seller or any Buyer Party, be deemed added to Schedule 3.5. Furthermore, if Purchaser fails to consent to any request by Seller to take action pursuant to Section 5.1.1(d) hereof where consent is required, Seller shall thereafter have no liability hereunder or otherwise with respect to any Losses resulting from the failure to take such action.

5.2	Notice of Certain Events.

5.2.1	During the Interim Period, each of Purchaser and Parent, on one hand, and Seller on the other hand, shall promptly notify the other Party in writing of:

(a)    any fact, circumstance, event or action the existence, occurrence or taking of which, to such Party’s Knowledge, (i) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (with respect to Seller) or a material adverse effect (with respect to any Buyer Party), (ii) has resulted in, or is reasonably expected to result in, any representation or warranty made by Seller hereunder not being true and correct in any material respect after giving effect to Section 5.1.3, or (iii) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions to the other Party’s obligation to close the transactions contemplated hereby to be satisfied; and

(b)    any Actions commenced or, to such Party’s Knowledge, threatened in writing that, if pending on the Effective Date, would have been required to have been disclosed pursuant to Section 3.6 or Section 4.1.4 or 4.2.4, as applicable.

5.2.2	During the Interim Period, each of Seller and Purchaser shall notify the other in writing of:

(a)    any notice or other communication from any Person alleging that the consent of such Person is or would reasonably be expected to be required in connection with the transactions contemplated by this Agreement;

(b)    any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(c)    any Actions commenced or, to any applicable Party’s Knowledge, threatened that relates to or involves or otherwise affects the Purchased Assets or the Assumed Obligations that, if pending on the Effective Date, would have been required to have been disclosed pursuant to Section 3.6 or that relates to the consummation of the transactions contemplated by this Agreement.

5.2.3

A Party’s receipt of information pursuant to this Section 5.2 or otherwise shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the other Party(ies) in this Agreement and shall not be deemed to amend or supplement the Disclosure Schedules except as provided in Section 5.1.3.

5.3	Efforts and Actions to Cause Closing to Occur

5.3.1

During the Interim Period, upon the terms and subject to the conditions of this Agreement, each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably required to consummate the transactions contemplated herein and in any other Operative Agreement as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate such transactions. No Party (or any of its Affiliates) shall take any action during the Interim Period with the intention of delaying or preventing the obtaining of any consent or approval from any Person (including any Governmental Entity) required to be obtained hereunder prior to the Closing. For the avoidance of doubt, any failure by Seller to take any of the actions set forth on Exhibit A to Schedule 10.1(e) with respect to seeking to obtain the Other Material Consents shall be deemed a material and willful breach of this Agreement. Purchaser shall provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Person (including any Governmental Entity, but excluding the provision of any confidential information to any competitor of a Buyer Party, as determined by Purchaser in its reasonable discretion) whose consent or approval is sought hereunder.

5.3.2	During the Interim Period, Seller shall give all notices to, and use commercially reasonable efforts to obtain all consents from, all third parties that are required to be described in Schedule 3.3.2.

5.3.3

During the Interim Period, the Parties shall work jointly and use commercially reasonable efforts to approach any Governmental Entities in order to make, or cause to be made, all filings and submissions required under any Law applicable to such Party or any of its Affiliates and use commercially reasonable efforts to obtain all approvals required to be obtained in connection with the consummation of the transactions contemplated hereby. Any communications with any Person (including any Governmental Entity and any labor union) concerning the transactions contemplated in this Agreement, shall be coordinated by Seller, at its option and discretion, and Purchaser shall not make any such communication without Seller’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed). Each Party undertakes to keep the other Parties informed in a timely manner of any material developments regarding the status of discussions and/or material items in any negotiations with any Governmental Entities or other Persons in connection with the consummation of the transactions contemplated hereby. To the extent permitted by applicable Law, each Party shall promptly inform the other Parties of any material communication made by such Party to, or received by such Party from, any Antitrust Authority or any other Governmental Entity regarding any of the transactions contemplated hereby and, to the extent permitted by applicable Law and subject to redaction of any commercially sensitive information, promptly provide the other Party copies of any such communications.

5.3.4

(a)    During the Interim Period, Seller shall reasonably cooperate with Purchaser and shall use commercially reasonable efforts to file or cause the filing of required forms under the HSR Act with the Antitrust Authorities as promptly as practicable following the Effective Date, shall use commercially reasonable efforts to obtain early termination of the waiting period under the Antitrust Laws, and shall respond as promptly as practicable to all requests or inquiries received from the Antitrust Authorities for additional documentation or information. The filing fees under the Antitrust Laws and all other costs for filing and other fees payable to a Governmental Entity as a result of the transactions contemplated by this Agreement shall be borne by Purchaser.

(b)    Parent and Purchaser shall not, and shall cause their Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) delay the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby.

(c)    During the Interim Period, each Party shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law. Without limiting the generality of the foregoing, with respect to this Section 5.3, “commercially reasonable efforts” shall include: (i) in the case of each of Purchaser and Seller, if Purchaser or Seller receives a formal request for additional information or documentary material from an Antitrust Authority, substantially complying with such formal request within thirty (30) days following the date of its receipt thereof; (ii) in the case of Seller only, subject to Purchaser’s compliance with Section 5.3.4(d), not frustrating or impeding Purchaser’s strategy or negotiating positions with any Antitrust Authority; and (iii) in the case of Purchaser only, at its sole cost, complying with all restrictions and conditions, if any, imposed by any Antitrust Authority with respect to Antitrust Laws as a requirement for granting any necessary clearance or terminating any applicable waiting period. Notwithstanding the foregoing, nothing in this Section 5.3.4 shall require, or be construed to require, any Buyer Party or any of its Affiliates to agree to (x) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of such Buyer Party or any of its Affiliates; (y) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to any Buyer Party of the transactions contemplated by this Agreement and the other Operative Agreements; or (z) any material modification or waiver of the terms and conditions of this Agreement.

(d)    To the extent permitted by applicable Law, each party hereto shall promptly inform the other party of any material communication made by such party to, or received by such party from, any Antitrust Authority or any other Governmental Entity regarding any of the transactions contemplated hereby.

5.4	Publicity

During the Interim Period, none of Seller, Parent or Purchaser, or any of their respective Affiliates, shall issue or cause the publication of any press release or other external announcement, including communications with any news media, with respect to this Agreement or the transactions contemplated herein or in any other Operative Agreement without the agreement of the other Party(ies) after review of such press release or announcement, except as may be required by Law or by any listing agreement with a securities exchange or trading market (based upon the advice of counsel) and then only to the extent so required. Notwithstanding the foregoing, Buyer Parties may distribute information about this Agreement and the transactions contemplated herein to the lead arrangers or agents for, and prospective Lenders of, the Debt Financing in connection with the arrangement, marketing, placement and negotiation thereof, subject to the terms of the Confidentiality Agreement.

5.5	Insurance

Effective upon the Closing, Seller shall have the right (but not the obligation) to terminate all insurance coverage provided by Seller to the Catawba Mill Business, the Purchased Assets or the Assumed Obligations for the period beginning immediately following the Closing, provided that the benefit of any pending claim acquired by Purchaser pursuant to Section 1.1.18 shall be transferred to Purchaser and Seller shall not take any action that would impair such claims. Regardless of whether or not any such insurance coverage was terminated pursuant to the preceding sentence, no insurance coverage will be available to Purchaser under any of such policies (including with respect to matters occurring or arising on or prior to the Closing Date). For greater certainty, all pre-paid insurance with respect to the Catawba Mill Business (and the right to make claims with respect to any insurance policy) shall belong to Seller, and Purchaser shall promptly remit to Seller any amount received in connection therewith.

5.6	Investigation by Purchaser

5.6.1

Each Buyer Party acknowledges and agrees that (a) it has conducted its own independent investigation, verification, review and analysis of the business, operations, properties, liabilities, results of operations, financial condition and prospects of the Catawba Mill Business, including the Purchased Assets and Assumed Obligations, (b) it and its representatives have been provided access to the Data Room, and a reasonable amount of time to consider the content of the Data Room, it has participated in presentations by Seller’s management and has visited the Owned Real Property, (c) it has been provided with the Data Room Disk, (d) in entering into this Agreement and the other Operative Agreements, it is relying solely upon the aforementioned investigation, review and analysis and is not relying on any representations, warranties, statements or opinions of Seller or its representatives (except the specific representations and warranties of Seller set forth in Section 3).

5.6.2

The Buyer Parties acknowledge that neither Seller nor any of its directors, officers, shareholders, employees, Affiliates, agents, advisors or representatives makes or has made, nor has any Buyer Party relied on, any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information (including any estimates, projections, forecasts, operating plans or budgets concerning financial or other information relating to the Catawba Mill Business) provided or made available to it or its representatives (including in materials furnished in the Data Room, in presentations by Seller’s management, or set forth in the Management Letter), except that the foregoing limitations shall not apply to Seller insofar as it has made the specific representations and warranties set forth in Section 3.

5.6.3

To the fullest extent permitted by Law, none of the Seller nor any of its directors, officers, employees, shareholders, Affiliates, agents, advisors, or representatives, shall have any liability, obligation or responsibility whatsoever to the Buyer Parties (including in contract or tort, as a fiduciary, under any applicable Law or otherwise) based upon any information (including any estimates, projections, forecasts, operating plans or budgets concerning financial or other information relating to the Catawba Mill Business and including for greater certainty the Amec Reports) provided or made available, or statements made (including in materials furnished in the Data Room, in presentations by Seller’s management, or set forth in the Management Letter), except that the foregoing limitation shall not apply to Seller insofar as it has made the specific representations and warranties set forth in this Agreement, including Section 3 hereof, or any other Operative Agreement.

5.6.4

As part of Purchaser’s agreement to purchase and accept the Purchased Assets, each Buyer Party unconditionally and irrevocably waives any and all actual or potential rights it might have against Seller regarding any form of warranty of any kind or type, other than those expressly set forth in this Agreement, including those set forth in Section 3 hereof and the other Operative Agreements.

5.6.5	Notwithstanding the foregoing, nothing contained herein shall constitute a waiver with respect to any Fraud claim the Buyer Parties may have against the Seller.

5.7	Preservation of Records

5.7.1

Purchaser shall preserve, until at least the eighth (8th) anniversary of the Closing Date, all Acquired Books and Records relating to the period prior to the Closing. After the Closing Date until at least the eighth (8th) anniversary of the Closing Date, upon any Covered Request from Seller or its Affiliates, Purchaser shall (a) provide Seller or its Affiliates or their respective representatives reasonable access to such records during normal business hours and (b) permit Seller or its Affiliates or their respective representatives to make copies of such records, in each case at no cost (other than for reasonable out-of-pocket expenses). A “Covered Request” shall mean a written request in connection with an audit, accounting, Tax, litigation, securities disclosure or other similar need or any other reasonable legal or business purpose.

5.7.2

Seller shall preserve, until at least the eighth (8th) anniversary of the Closing Date, all retained books and records of Seller related to the Catawba Mill Business for periods prior to the Closing that are not Acquired Books and Records. After the Closing Date until at least the eighth (8th) anniversary of the Closing Date, upon any Covered Request from Purchaser or its Affiliates, Seller shall (a) provide Purchaser or its Affiliates or their respective representatives reasonable access to such records during normal business hours and (b) permit Purchaser or its Affiliates or their respective representatives to make copies of such records, in each case at no cost (other than for reasonable out-of-pocket expenses).

5.7.3	Neither Purchaser nor Seller shall be obligated to provide the other Party with access to any books or records pursuant to this Section 5.7 where such access would violate any Law.

5.8	Environmental Covenants

5.8.1

During the Interim Period, Seller shall, at its sole cost and expense, use commercially reasonable efforts to (a) repair the equipment or other cause of the High pH Condition, and (b) assess and remediate the High pH Condition to the minimum extent required by the South Carolina Department of Health and Environmental Control (“DHEC”) and applicable Environmental Laws, consistent with commercially reasonable industry practice (collectively, the “High pH Condition Work”); provided, however, that if Seller proposes to remediate such High pH Condition by restricting use of the affected property, Purchaser shall have the right to review and reject such proposal if Purchaser reasonably determines that such proposal may interfere significantly with Purchaser’s ability to construct and operate a containerboard mill on the Catawba Mill property at substantially similar costs to construct and operate, and with comparable production capabilities, as those disclosed in writing to Seller by Purchaser.

5.8.2

If the High pH Condition Work is not completed by the Closing, Purchaser shall assume responsibility for and be solely obligated for performing the High pH Condition Work, and the Purchaser’s Environmental Reimbursement and the Seller’s Environmental Escrow Contribution (each as defined below) will be adjusted as set forth below.

5.8.3

Purchaser, with the commercially reasonable efforts of Seller to cooperate, will further explore a number of options concerning environmental liabilities at the Catawba Mill and Chip Mill, including without limitation: (a) the benefits of Purchaser applying for a non-responsible party VCC; and (b) an environmental insurance policy. If Purchaser chooses to pursue an application for a VCC, and the State of South Carolina or other Governmental Entity requires Purchaser to undertake, clean-up, removal, or other remediation of environmental conditions at the Catawba Mill and/or Chip Mill, Seller will reasonably cooperate with such requests including but not limited to authorizing Purchaser’s communications with such Governmental Entity. To the extent that it becomes necessary to expend funds to undertake such clean-up, removal, or remediation under the VCC program, including without limitation, any High pH Condition Work (“Environmental Work”), Seller will establish and fund at Closing an environmental escrow account (the “Environmental Escrow Account”) in an amount that is equal to $5,000,000 (the “Seller’s Environmental Escrow Contribution”). Purchaser will receive from the Environmental Escrow Account reimbursement of one hundred percent (100%) of its actual out-of-pocket costs to complete the High pH Condition Work and reimbursement of fifty percent (50%) of its actual out-of-pocket costs to complete the Environmental Work unrelated to the High pH condition work to the minimum extent required pursuant to the VCC, consistent with commercially reasonable industry practice (the “Base Environmental Work”). The amount that Purchaser is reimbursed from the Environmental Escrow Account shall be referred to as the “Purchaser’s Environmental Reimbursement.” Until the date that is ninety (90) days after the Environmental Escrow Account has been exhausted or all such amounts remaining therein have been released to Seller pursuant to the Escrow Agreement, Seller shall have the right to review the completed Environmental Work, verify the accuracy of any disbursement from the Environmental Escrow Account prior to such disbursement, and verify the Estimated Environmental Costs and Final Environmental Costs. In furtherance of the foregoing, at Seller’s request by advance written notice, Purchaser shall provide reasonable access during normal business hours to the personnel, properties, premises, and records of the Catawba Mill Business for purposes of such audit, review and verification. Seller shall bear the cost of such audit, review and verification, provided that if the audit, review, and verification reveals a material discrepancy in any disbursement, then Purchaser shall reimburse Seller’s actual costs to conduct such review. Purchaser will keep Seller apprised of all material developments related to the VCC or such environmental insurance policy, including by providing copies of all written communications to and from any Governmental Entity and providing Seller with reasonable notice and opportunity to participate in any planned meetings or telephone calls with any Governmental Entity. The Parties agree and acknowledge that in connection with exploring remediation options of environmental liabilities related to the Catawba Mill Business described in this Section 5.8, Purchaser will be communicating with Governmental Entities, including DHEC, during the Interim Period. Nothing in this Agreement shall prohibit such communications and no such communications shall be considered a breach of this Agreement or the Access Agreement, provided that Purchaser and Parent shall invite Seller to participate in all calls and meetings with such Governmental Entities and shall otherwise keep Seller reasonably informed of all such communications.

5.8.4

Within thirty (30) Business Days after the completion of the first phase of the remedial investigation required under the VCC, Purchaser or Seller may request that the Seller’s Environmental Escrow Contribution be adjusted either upwards or downwards by providing the other Party a notice setting out its own revised Estimated Environmental Costs. The term “Estimated Environmental Costs” shall mean an amount equal to (w) one-half of the expected cost to complete the Base Environmental Work, plus (x) an allowance for uncertainties and contingencies with respect to the Base Environmental Work equal to ten percent (10%) of such expected costs, plus (y) one hundred percent (100%) of the expected cost to complete the High pH Condition Work and in accordance with this Section 5.8, and (z) an allowance for uncertainties and contingencies with respect to the High pH Condition Work equal to ten percent (10%) of such expected costs. The other Party shall have thirty (30) Business Days to review and respond in writing to such notice, by providing its own revised Estimated Environmental Costs. The Parties shall negotiate in good faith to determine the revised Estimated Environmental Costs and each of Seller, on one hand, and Parent and Purchaser, on the other hand, shall upon reasonable prior notice provide the other Party(ies) with reasonable access to such Party’s environmental experts and consultants for purposes of verifying the calculation of the Estimated Environmental Costs. If the Parties are unable to agree on revised Estimated Environmental Costs within fifteen (15) Business Days after such response, the Parties will mandate an agreed-upon engineering firm who shall, acting as an expert and not as an arbitrator, provide its assessment of the revised Estimated Environmental Costs. The “Final Estimated Environmental Costs” will be the Estimated Environmental Costs agreed upon by the Parties or, absent such agreement, the Party’s estimate (set forth in the adjustment notice or response, as applicable) which is closest to the engineering firm’s assessment of the Estimated Environmental Costs. If the Final Estimated Environmental Costs is greater than, or lesser than, the Estimated Environmental Costs, the Seller’s Environmental Escrow Contribution shall be adjusted upwards or downwards accordingly and the amounts shall be deposited to or disbursed from the Environmental Escrow Account as required to correspond to the Final Estimated Environmental Costs. If (a) the Final Estimated Environmental Costs are less than the Seller’s Environmental Escrow Contribution, Purchaser and Seller shall deliver joint written instructions to the Escrow Agent to release the difference to Seller within two (2) days after such determination and (b) the Final Estimated Environmental Costs are more than the Seller’s Escrow Contribution, Seller shall deliver the difference to the Escrow Agent within two (2) Business Days after such determination.

5.8.5

Notwithstanding anything to the contrary, Purchaser’s Environmental Reimbursement (including without limitation for High pH Condition Work) shall not exceed the Seller’s Environmental Escrow Contribution, as adjusted in accordance with the immediately preceding subsection. Parent shall instruct the Escrow Agent to release any unused funds in the Environmental Escrow Account to Seller no later than two (2) Business Days following (a) Purchaser or Parent receiving a certificate of completion from DHEC under the VCC, with respect to the portion of the Environmental Escrow Account allocable to the Base Environmental Work, plus any accrued interest thereon, and (b) completion of the High pH Condition Work, with respect to the portion of the Environmental Escrow Account applicable to the High pH Condition Work, plus any accrued interest thereon.

5.8.6

Seller shall use commercially reasonable efforts to cooperate with Purchaser’s efforts to effect the transfer of all Environmental Permits required for the Catawba Mill Business to Purchaser, as required by Environmental Laws, provided that if such Environmental Permits are not assignable in accordance with applicable Law, then such Environmental Permits shall be deemed Excluded Assets for all purposes hereunder.

5.8.7

This Section 5.8 contains the sole and exclusive covenants of the Parties with respect to matters involving compliance with Environmental Laws, the transfer of Environmental Permits to Purchaser and Releases of Hazardous Substances at or from the Purchased Assets.

5.9	Taxes on Transfer; Withholding.

Any sales Tax, use Tax, real property transfer Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Purchased Assets shall be paid fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. Seller shall timely file any Tax Return or other document with respect to such Taxes (and Purchaser shall cooperate with respect thereto as necessary), and each of Purchaser and Seller shall bear fifty percent (50%) of the out-of-pocket expenses in connection with the filing of any such return. Purchaser shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts payable in respect of the Purchased Assets or any other payments contemplated by this Agreement such amount, if any, as Purchaser determines in good faith (with Seller’s consent, not to be unreasonably withheld) is required to be deducted and withheld with respect to the making of such payment under applicable Law, and to collect any necessary Tax forms for avoiding such withholding, including IRS Form W-9, or any similar information, from the Seller and any other recipient of any payment hereunder. Any applicable withholding Tax attributable to the sale or transfer of the Purchased Assets (or any other payments contemplated by this Agreement) shall be withheld by Purchaser, timely remitted to the applicable Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to Seller (or such other recipient as applicable in respect of which such withholding was made). Purchaser and Seller each agree to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, such Taxes.

5.10	Real Estate and Personal Property Taxes; Cooperation

5.10.1

To the extent not otherwise covered by the adjustment to the Closing Purchase Price contemplated by Section 1.9, all real estate and personal property Taxes, and similar state and local Taxes (including school taxes) and special assessments with respect to the Purchased Assets shall be allocated to a Straddle Period as follows: the portion of any such Tax that is allocable to the Pre-Closing Period shall be deemed equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period (any remaining such Taxes for such Straddle Period shall be allocable to the Post-Closing Period). Seller shall be liable for such Taxes for any Pre-Closing Period and Purchaser shall be liable for such Taxes for any Post-Closing Period. Seller shall reimburse Purchaser for any such Straddle Period Taxes for a Pre-Closing Period paid by Purchaser, and Purchaser shall reimburse Seller for any such Straddle Period Taxes for a Post-Closing Period paid by Seller.

5.10.2

The Parties shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, including by retaining, maintaining and making available to each other all records reasonably necessary in connection with Taxes and making employees reasonably available on a mutually convenient basis to provide additional information or explanation or to testify at Actions relating to Taxes.

5.11

Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser, it being understood that any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Assumed Obligations shall be treated as Retained Obligations.

5.12	Payments

5.12.1

Seller shall promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks (or any portion thereof) that have been sent to Seller or any of its Affiliates on or after the Closing Date to the extent constituting a Purchased Asset.

5.12.2

Purchaser shall promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks (or any portion thereof) that have been sent to Purchaser or any of its Affiliates on or after the Closing Date to the extent constituting a Excluded Asset.

5.13	Representation and Warranty Policy.

Prior to or upon the Effective Date, Purchaser has obtained the Representation and Warranty Policy. The Representation and Warranty Policy provides that the insurer thereunder may not enforce or seek to or enforce any rights of subrogation, contribution or rights acquired by assignment that it or they might have against any Party arising out of, as a result of, or related to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, including any alleged breach of any representation or warranty or the indemnification obligations under Section 9, in all cases, other than as a result of Fraud. During the term of the Representation and Warranty Policy, Purchaser and Parent shall not amend, repeal, or modify any provision of the Representation and Warranty Policy without the Seller’s prior express written consent (such consent to any amendment or modification not to be unreasonably withheld or delayed; it being agreed that it would be reasonable for the Seller to withhold its consent if such amendment or modification (a) increased or could potentially increase the Seller’s costs, expenses, Liability or obligations in any respect, or (b) would allow the insurer thereunder or any other Person to, except in the case of Fraud, subrogate or otherwise make or bring any Action against Seller or any Affiliate of Seller or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement).

5.14	Access to Information.

During the Interim Period, Seller shall (a) afford each Buyer Party and its Representatives reasonable access to and the right to inspect, subject to the terms of the Access Agreement, the Confidentiality Agreement and applicable Law, including Antitrust Laws, all of the Real Property, properties, assets, premises, Acquired Books and Records or any other books or records solely to the extent relating to the Catawba Mill Business, Assigned Contracts and other documents and data related to the Catawba Mill Business; and (b) subject to the terms of the Access Agreement, the Confidentiality Agreement and applicable Law, including Antitrust Laws, instruct the senior management employees of Seller engaged in the Catawba Mill Business and approved in writing by Seller to cooperate with each Buyer Party in its investigation of the Catawba Mill Business. Any investigation pursuant to this Section 5.14 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Catawba Mill Business. No investigation by the Buyer Parties or other information received by the Buyer Parties shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement. Notwithstanding the foregoing, in the event of any conflict between this Agreement and the terms of the Access Agreement, the terms of the Access Agreement shall control.

5.15	No Solicitation of Other Bids.

5.15.1

During the Interim Period, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than a Buyer Party or any of its Affiliates) relating to the direct disposition, whether by sale, merger or otherwise, of all or any portion of the Catawba Mill Business or the Purchased Assets, other than the sale of Inventory in the Ordinary Course of Business and excluding any sale of all or any part of RFPI, or any of its direct or indirect subsidiaries, whether by asset sale, stock sale, merger or otherwise, provided that such sale transaction would not prevent or materially hinder or delay the Closing hereunder.

5.16	Parent Guarantee.

5.16.1

Parent hereby unconditionally and irrevocably guarantees to Seller the due and punctual payment and performance by Purchaser (and any permitted assignees thereof) of any and all past, present and future Liabilities of Purchaser under this Agreement and the other Operative Agreements (subject to the terms and conditions hereof and thereof), including the due and punctual payment of the Assumed Obligations and all costs of collection and expenses, including reasonable attorneys’ fees, incurred by Seller in enforcing the terms thereof and of this Section 5.16 (the “Purchaser Guaranteed Obligations”). The foregoing sentence is an absolute, unconditional and continuing guaranty of the full and punctual discharge and performance of the Purchaser Guaranteed Obligations, and is a guaranty of payment, not collection. Should a default occur in the discharge or performance of all or any portion of the Purchaser Guaranteed Obligations when due, the obligations of Parent hereunder shall become immediately due and payable.

5.16.2

Parent represents and warrants to Seller as follows: (i) Parent is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations under this Section 5.16; (ii) the execution, delivery and performance of this Agreement by Parent has been duly authorized by all necessary organizational action, and no other proceedings or actions on the part of Parent is necessary therefor; (iii) this Agreement constitutes the legal, valid and binding obligations of Parent and is enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights and to general equity principles; (iv) the execution, delivery or performance by Parent of this Agreement will not contravene, conflict with or result in a violation of Parent’s Organizational Documents or any Laws to which Parent is subject or bound, and there is no Action, suit, claim or legal, administrative or arbitral proceeding pending or, to its knowledge, threatened by or against it with respect to any of the transactions contemplated by this Section 5.16; and (v) at the Closing, Parent will have sufficient funds available to pay and perform all of its obligations under this Section 5.16.

5.16.3

This guarantee shall not be impaired whatsoever by any modification or other alteration of any of the Purchaser Guaranteed Obligations, including the modification or amendment (whether material or otherwise) of any obligation of Parent or Purchaser under this Agreement or any other Operative Agreements. The liability of Parent is direct and unconditional and may be enforced without requiring Seller first to resort to any other right, remedy or security. Parent hereby waives any defense of Purchaser or any other Person of any kind and the right of subrogation, reimbursement or indemnity whatsoever, and any right of recourse to security for the debts and obligations of Purchaser until all of the Purchaser Guaranteed Obligations are paid in full, and waives any notice of acceptance; presentment and protest of any instrument, and notice thereof; notice of default; and all other notices to which each might otherwise be entitled. Nothing shall discharge or satisfy the liability of Parent hereunder except the full payment and performance of all of Purchaser Guaranteed Obligations to Seller. Any and all present and future debts and obligations of Purchaser to Parent are hereby waived and postponed in favor of, and subordinated to, the full payment and performance of the Purchaser Guaranteed Obligations.

5.16.4

Parent further agrees that this guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment of all or any part of the Purchaser Guaranteed Obligations is rescinded or otherwise must be restored by Seller to Purchaser or to the creditors of Purchaser or any representative of Purchaser or representative of its creditors upon the insolvency, bankruptcy or reorganization of Purchaser, or to Parent or the creditors of Parent or any representative of Parent or representative of the creditors of Parent upon the insolvency, bankruptcy or reorganization of Parent, or otherwise, all as though such payments had not been made. Parent further agrees that in the event that Purchaser, or substantially all of Parent’s or Purchaser’s assets, are acquired by any third party (by stock sale, asset sale, merger, consolidation or otherwise), then as a condition to such acquisition, Parent shall cause the purchaser thereof to agree to be jointly and severally bound with Parent for its obligations hereunder, provided, that this sentence shall not apply to the extent that Seller has (a) coverage from Purchaser’s insurance in respect of the environmental Liabilities assumed by Purchaser or a third party under this Agreement and (b) the benefit of any indemnification against or assumption of any such environmental Liability provided by a third party.

6.	LABOR AND EMPLOYEE BENEFITS MATTERS

6.1	Collective Bargaining Agreements

6.1.1

Purchaser acknowledges that certain Employees are represented by USW (such Employees, the “Union Employees”), and that their respective terms and conditions of employment are set forth in (a) the Memorandum of Agreement, by and between RFPI (f/k/a AbitibiBowater, Inc.), USW, IBEW, IAM, and UAPP, dated April 14, 2010, (b) the Memorandum of Agreement, between RFPI and USW Locals 1924 and 925 dated June 21, 2017, (c) the Memorandum of Agreement, by and between RFPI and USW International Union with its Rock Hill Local 9-1924, dated June 5, 2017, (d) the Labor Agreement, by and between RFPI and USW Local 9-925 and Local 9-1924, for the period April 26, 2014 to April 27, 2019, (e) Memorandum of Agreement, dated February 6, 2014, by and between RFPI and USW, IBEW, and UAAP, and (f) the Side Letters (the agreements referred to in clauses (a) through (g), collectively, the “Collective Bargaining Agreements”).

6.1.2

At the Closing, Purchaser shall assume all of the obligations of Seller with respect to the Employees under each of the Collective Bargaining Agreements and treat affected Employees of the respective bargaining units in accordance with the terms of the Collective Bargaining Agreements, including as to hiring decisions, staffing levels, benefits programs and other terms permitting changes. Following the Closing, except as otherwise provided herein or in the Collective Bargaining Agreements, Purchaser shall have the right in its exclusive discretion to change employment terms of Union Employees consistent with its obligations under the Collective Bargaining Agreements and applicable law. Purchaser has been given access to all Collective Bargaining Agreements and understands all contractual requirements set forth in the Collective Bargaining Agreements. Purchaser shall execute all documents reasonably necessary to effectuate the assumption of each of the Collective Bargaining Agreements and to obtain a full and unconditional release of Seller under the Collective Bargaining Agreements with respect to the Employees. No party to any Collective Bargaining Agreement shall be a third-party beneficiary of this Agreement. Without limiting the generality of the foregoing, Purchaser affirms it has been informed of, and accepts, the terms related to successorship as set forth in the Collective Bargaining Agreements, including without limitation, Article VI, A of the Memorandum of Agreement, by and between RFPI (f/k/a AbitibiBowater, Inc.), USW, IBEW, IAM, and UAPP, dated August 24, 2010 and Article VII, A of the Memorandum of Agreement, dated February 6, 2014, by and between RFPI and USW, IBEW, and UAAP, and its insertion into applicable location agreements.

6.1.3

Prior to Closing, and with respect to the transactions contemplated by this Agreement, Seller shall timely provide all notices to any labor organization party to a Collective Bargaining Agreement and satisfy its obligations as may be required by any Collective Bargaining Agreement or under applicable law. Seller may engage in bargaining with any labor organization over the effects of the transactions contemplated by this Agreement upon Employees represented by such labor organization; provided, however, that Seller shall be exclusively responsible for satisfying the terms of any such effects bargaining agreement, except as otherwise may be expressly agreed to by Purchaser in its exclusive discretion.

6.2	Employment

6.2.1

Prior to the Closing, Purchaser shall deliver, in writing, an offer of employment to each Employee who is not a Union Employee (a “Non-Union Employee”) to commence immediately following the Closing. Each offer of employment shall comply and be consistent with the other provisions of this Section 6.2 and the provisions of Sections 6.3 through 6.8. The Non-Union Employees who accept an offer of employment from Purchaser on or prior to the Closing Date are hereinafter referred to as the “Transferred Non-Union Employees.” Following the Closing Date, Purchaser may, in its discretion and with the consent of any Transferred Non-Union Employee, perform a background check with respect to such Transferred Non-Union Employee, provided that such background check shall be performed in compliance with applicable Law.

6.2.2

Pursuant to the “Standard Procedure” provided in section 4 of Revenue Procedure 2004-53, 2004-2 CB 320, (a) Purchaser and Seller shall report on a predecessor/successor basis as set forth therein, (b) Seller shall not be relieved from filing (or causing to be filed) a Form W-2 with respect to any Transferred Non-Union Employees or any Union Employees, and (c) Purchaser shall undertake to file (or cause to be filed) a Form W-2 for each Transferred Non-Union Employee and Union Employee with respect to any Post-Closing Period.

6.2.3

With respect to each Employee hired after November 6, 1986, at Closing, Seller shall supply to Purchaser U.S. Citizenship and Immigration Services Form I-9 (Employment Eligibility Verification) and all other records, documents, or other papers that are retained with Form I-9 by such Seller pursuant to the Immigration Laws, including any E-Verify reports.

6.3	Employee Benefits

6.3.1

Effective at the Closing, the Transferred Non-Union Employees and the Union Employees shall cease to be covered by the Benefit Plans. Notwithstanding the foregoing, the Transferred Non-Union Employees and Union Employees that are receiving as of the Closing long-term disability payments under a Benefit Plan that provides long-term disability coverage, shall continue to receive such benefits, subject to the terms of such Benefit Plan. From and after the Closing, Purchaser shall provide, or cause to be provided, (a) to each Union Employee, such compensation, employee benefits and other terms and conditions of employment (including OPEB) as are required to be provided to such Union Employee pursuant to the applicable Collective Bargaining Agreement(s), and (b) to each Transferred Non-Union Employee, for a period of twelve (12) months following the Closing Date or such longer period of time required by applicable Law, (i) compensation (including salary, wages and opportunities for commissions, bonuses, incentive pay, overtime and premium pay), location of employment and a position of employment that are, in the aggregate, at least substantially similar to those provided to such Transferred Non-Union Employee by Seller as of immediately prior to the Closing and (ii) employee benefits (including, severance benefits, health and welfare, retirement, deferred compensation (whether qualified or non-qualified), and defined contribution make-up plan benefits) that are either (x) in the aggregate, at least substantially similar to those employee benefits provided to such Transferred Non-Union Employee by Seller as of immediately prior to the Closing or (y) provided by Purchaser (or its Affiliates) to its similarly situated employees.

6.3.2

For purposes of eligibility, vesting and levels of vacation, severance and other benefits under the employee benefit plans of Purchaser providing benefits to Transferred Non-Union Employees and Union Employees (the “Purchaser Plans”), Purchaser shall credit each Transferred Non-Union Employee and Union Employee with his or her years of service with Seller and any predecessor entities, to the same extent as such Transferred Non-Union Employee or Union Employee (as applicable) was entitled to credit for such service under any similar Benefit Plan as of immediately prior to the Closing. The Purchaser Plans shall not deny any Transferred Non-Union Employee or any Union Employee coverage on the basis of pre-existing conditions and shall credit such individual for any deductibles and out-of-pocket expenses paid pursuant to the Benefit Plans prior to such Transferred Non-Union Employee or any Union Employee participating in the applicable Purchaser Plans in the year of initial participation with the Purchaser Plans.

6.3.3

Nothing contained in this Agreement shall be construed to prevent the termination of employment of any Transferred Non-Union Employee or Union Employee. The provisions of this Section 6 are solely for the benefit of the Parties, and no current or former employee (including any beneficiary or dependent thereof) or any other Person shall be regarded for any purpose as a third-party beneficiary of this Agreement.

6.4	Retirement Plans

6.4.1

As soon as practicable after the Closing, a defined contribution plan of Purchaser or one of its Affiliates that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code shall accept a rollover by Transferred Non-Union Employees and Union Employees of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) including any promissory notes reflecting participant loans from any retirement plan of Seller that is a defined contribution plan containing a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Seller shall take such action as is necessary to amend any retirement plan of Seller with a 401(k) feature to prevent any Transferred Non-Union Employees or Union Employees from defaulting on any outstanding loans solely as a result of a termination of employment with Seller and its Affiliates.

6.4.2

Without derogating from the provisions of Sections 6.1 and 6.3, from and after the Closing, Purchaser or one of its Affiliates shall provide all Transferred Non-Union Employees and Union Employees with a tax-qualified defined benefit pension plan (the “Purchaser DB Pension Plan”) that is substantially similar to the Seller DB Pension Plan (it being understood, for the avoidance of doubt, that nothing herein shall require Purchaser to provide any Transferred Non-Union Employee or Union Employee with any Purchaser DB Pension Plan if such Transferred Non-Union Employee or Union Employee is not provided with any Seller DB Pension Plan as of immediately prior to the Closing, except in the case of Recall Employees). The benefit formula under the Purchaser DB Pension Plan shall provide each Transferred Non-Union Employee and Union Employee, upon such individual’s termination or retirement from Purchaser or one of its Affiliates at any time after the Closing, with a minimum benefit equal to the benefit such individual would have received under the Seller DB Pension Plan as if such individual had remained employed by Seller until the date of such termination or retirement from Purchaser (and any ancillary benefit required by applicable Law). The Parties acknowledge that the intent of this Section 6.4.2 is to ensure that the tax-qualified defined benefits provided to the Transferred Non-Union Employees and Union Employees are not adversely affected by the consummation of the transactions contemplated by this Agreement.

6.4.3

As soon as practicable following Closing, Seller shall cause the calculation and transfer to the Purchaser DB Pension Plan assets equal to the accumulated benefit obligation for the Transferred Non-Union Employees and Union Employees (other than Recall Employees) who participate in the Seller’s DB Pension Plan as of the Closing, calculated using Seller DB Pension Plan’s current assumptions and applicable accounting standards as set forth on Schedule 6.4.3 (“Pension Plan Transfer Amount”); provided, however, that the Pension Plan Transfer Amount shall not be more than that allowed by Code Section 414(l) and ERISA Section 4044 with respect to such Transferred Non-Union Employees and Union Employees who participate in the Seller DB Pension Plan as of Closing, recognizing that the Seller DB Pension Plan shall not be fully funded as of the Closing. The Pension Plan Transfer Amount shall be determined as of the Closing Date, and the transfer of the Pension Plan Transfer Amount shall be made in cash with interest at a rate reasonably determined by Seller (net of allocable plan and trust expenses) from the Closing Date to, but excluding, the date of transfer of such assets (the “Payment Date”), less the amount of any benefit payments made to or in respect of such Transferred Non-Union Employees and Union Employees during the period from and including the Closing to, but excluding, the Payment Date. Prior to such transfer, each of Seller and Purchaser must approve the calculation of the Pension Plan Transfer Amount; provided, that, if they cannot so agree, such amount shall be solely and finally determined in accordance with the dispute resolution procedures set forth on Schedule 6.4.3 (the “Pension Dispute Procedures”).

6.4.4

Purchaser’s DB Pension Plan shall assume all liabilities and obligations of Seller’s DB Pension Plan with respect to the accrued benefits of the Transferred Non-Union Employees and Union Employees (other than Recall Employees) as of the Closing. Upon receipt of the Pension Plan Transfer Amount, Purchaser shall manage the Pension Plan Transfer Amount in its trust in a manner that fully protects each such Transferred Non-Union Employee and Union Employee’s accrued benefit in accordance with ERISA and the Code. Thereafter, neither Seller nor Seller’s DB Pension Plan shall have any liability or obligation with respect to the pension benefits of any such Transferred Non-Union Employee or Union Employee, and Purchaser shall indemnify and hold harmless Seller and its Affiliates and Seller’s DB Pension Plan from all Liabilities, costs and expenses that may result to Seller, its Affiliates, or the Seller DB Pension Plan prior to the Payment Date with respect to any such Transferred Non-Union Employees and Union Employees who participated in the Seller DB Pension Plan.

6.4.5

If for any reason the amount transferred from Seller’s DB Pension Plan to Purchaser’s DB Pension Plan is less than the Pension Plan Transfer Amount (the amount of the difference being referred to as the “Shortfall”), Seller shall forthwith pay or procure to be paid to Purchaser an amount in cash equal to the Shortfall, together with interest thereon at a rate reasonably determined by Seller from and including the Payment Date to, but excluding, the date upon which final payment is made in accordance with this sentence. If for any reason the amount transferred from Seller’s DB Pension Plan to Purchaser’s DB Pension Plan is greater than the sum of the Pension Plan Transfer Amount (the amount of the difference being referred to as the “Excess”), Purchaser shall forthwith pay or procure to be paid to Seller an amount equal to the Excess, together with interest thereon at the rate as reasonably determined by Seller from and including the Payment Date to, but excluding, the date upon which final payment is made in accordance with this sentence. The existence and amount of any Shortfall or Excess shall be solely and finally determined in accordance with the Pension Dispute Procedures.

6.4.6

Purchaser shall execute all documents (including all applicable plan documents and/or amendments and corporate resolutions), and take any other actions necessary to effectuate the assumption by the Purchaser DB Pension Plan of the assets and liabilities of the Seller DB Pension Plan with respect to the Transferred Non-Union Employees and Union Employees (other than the Recall Employees), including the filing of all applicable filings required by the Internal Revenue Service, Pension Benefit Guaranty Corporation or other applicable Governmental Entity, each as set forth in Schedule 6.4.6. Seller shall execute all documents (including all applicable plan documents and/or amendments and corporate resolutions), and at Purchaser’s expense, take any other actions reasonably necessary to effectuate the transfer to the Purchaser DB Pension Plan of the assets and liabilities of the Seller DB Pension Plan with respect to the Transferred Non-Union Employees and Union Employees (other than the Recall Employees), including the filing of all applicable filings required by the Internal Revenue Service, Pension Benefit Guaranty Corporation or other applicable Governmental Entity, each as set forth in Schedule 6.4.6. The Parties shall take all steps to ensure that the transactions contemplated in this Section 6.4 meet the requirements of Section 4062(e)(2)(D) of ERISA so that such transactions do not result in a “substantial cessation of operations” under Section 4062(e) of ERISA.

6.4.7

Notwithstanding anything to the contrary set forth herein, if Purchaser or any Affiliate thereof hires any Recall Employee on or before the date such Recall Employee’s recall rights under the Collective Bargaining Agreement terminate (“Rights Termination Date”), and such Recall Employee participated in the Seller’s DB Pension Plan at the time such employee was laid off, then as soon as practicable following December 31, 2019 (in the case of Recall Employees whose Rights Termination Date is July 31, 2019) or the six-month anniversary of the latest Rights Termination Date (in the case of all other Recall Employees), Seller shall cause the calculation and transfer to the Purchaser DB Pension Plan assets equal to the accumulated benefit obligation for such hired Recall Employees as of the applicable Rights Termination Date in accordance with the provisions of this Section 6.4, mutatis mutandis, and all Liabilities relating to the Seller DB Pension Plan with respect to such Recall Employees, whenever arising, shall be deemed Assumed Obligations hereunder.

6.5	COBRA

Purchaser shall be responsible for providing, and shall assume all liabilities in respect of, the provision of continued medical coverage pursuant to its group health plans for employees under Part 6, Title I of ERISA and Section 4980B of the Code and similar provisions of state or local Law (“COBRA Continuation Coverage”), for all Transferred Non-Union Employees and Union Employees (and their respective covered dependents) who are entitled to benefits with respect to any “qualifying event” (within the meaning of COBRA). Seller shall retain all COBRA responsibilities and obligations imposed on it by applicable Law for those individuals (and covered dependents) who (a) as of the Closing Date are currently receiving COBRA Continuation Coverage, (b) are eligible for COBRA Continuation Coverage as a result of a qualifying event that occurred prior to the Closing Date and (c) are not employed by Purchaser on or after the Closing, provided, that, Purchaser has complied with the terms of this Section 6.5.

6.6	WARN Act

Purchaser represents and warrants that it has no plans for a mass layoff or plant closing (as defined in the WARN Act and the regulations thereunder) with respect to the Transferred Non-Union Employees and Union Employees within, at least, the 90 days following the Closing. In the event of any mass layoff or plant closing in whole or in part after the Closing, as between Purchaser and Seller, Purchaser shall be responsible for providing any required notice and/or making any required payment of severance compensation, including any notice pay and severance pay, to comply with the requirements of and otherwise satisfying any liability to the Employees required under the WARN Act and applicable state Law regarding any mass layoff or plant closing. In the event of any mass layoff or plant closing occurring in whole on or within 90 days prior to the Closing, or the transactions contemplated by this Agreement, as between Purchaser and Seller, Seller shall be responsible for providing any required notice and/or otherwise satisfying any liability to the Employees required under the WARN Act and applicable state Law regarding such mass layoff or plant closing.

6.7	OPEB

As of the Closing, (a) the Transferred Non-Union Employees and the Union Employees shall not be eligible to participate in or receive benefits under any Benefit Plan providing for OPEB and (b) Seller shall have no obligation, liability or responsibility to provide any OPEB to any Transferred Non-Union Employee or any Union Employee.

6.8	Vacation

Purchaser shall be responsible for all liabilities, if any, with respect to Transferred Non-Union Employees and Union Employees attributable to their unused vacation, sick days and personal days through the Closing, whether or not included in determining the Adjusted Net Working Capital.

6.9	Administrative Coordination and Cooperation

From and after the Closing, the Parties shall coordinate their administrative actions and shall cooperate with each other to ensure that the transactions contemplated by this Section 6 are fully consummated.

7.	CONDITIONS OF CLOSING

7.1	Conditions to Each Party’s Obligation to Effect the Closing

The respective obligation of each Party to effect the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by mutual agreement of Parent (on behalf of all Buyer Parties) and Seller, in whole or in part, to the extent permitted by applicable Law):

7.1.1

No Law shall have been enacted or promulgated by any Governmental Entity that prohibits the consummation of the transactions contemplated herein or in the other Operative Agreements and there shall be no order or judgment in effect prohibiting consummation of such transactions; provided that the Parties shall use their commercially reasonable efforts to have any such order or judgment vacated or lifted.

7.1.2	All consents, approvals or waivers required from any Governmental Entity shall have been obtained.

7.1.3

The filings pursuant to the Antitrust Laws, if any, shall have been made and the waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the Antitrust Laws shall have expired or been terminated.

7.1.4

Seller or any of its Affiliates shall have completed, or caused to be completed, the implementation and setup of the systems required to enable Seller (or its Affiliates) to provide the services under the Seller TSA.

7.2	Conditions to Obligations of Purchaser to Effect the Closing

The obligations of Parent and Purchaser to effect the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent or Purchaser, in whole or in part, to the extent permitted by applicable Law):

7.2.1

(a) Each of the representations and warranties of Seller set forth in this Agreement (other than the Seller Fundamental Representations) shall be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein) on and as of the Closing Date with the same effect as though made at and as of such date (or if made as of a specified date, as of such date) except for such failures to be so true and correct that, individually or in the aggregate, do not have or would not have a Material Adverse Effect and (b) each of the Seller Fundamental Representations (i) that are not qualified by Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects on and as of the Closing Date (or if made as of a specified date, as of such date) and (ii) that are qualified by Material Adverse Effect of other materiality qualifiers will be true and correct in all respects (without disregarding any materiality qualifications) on and as of the Closing Date with the same effect as though made at and as of such date (or if made as of a specified date, as of such date).

7.2.2

Seller shall not have failed to perform or comply with, in any material respect, any covenant or agreement to be performed or complied with by it prior to or on the Closing Date under this Agreement or the Seller TSA.

7.2.3	Seller shall have made all filings that are identified on Schedule 6.4.6 that are required to be filed prior to the Closing.

7.2.4	All Seller Material Consents shall have been obtained.

7.2.5

Seller shall have delivered to Purchaser each of the Assigned Permits, validly transferred to or newly issued in the name of Purchaser, subject to the terms of the Control Agreement in the case of the NRC Permit.

7.2.6	Seller shall have delivered to Purchaser those items required by Section 2.2.

7.2.7	Seller shall have satisfied the condition set forth on Schedule 7.

7.2.8

Subject to Purchaser’s payment of standard premiums, and at no additional cost to Seller, Purchaser shall have received from Chicago Title Insurance Company a pro forma of, and an irrevocable and unconditional commitment to issue an, ALTA 2006 Form extended coverage owner’s policy of title insurance which shall insure Purchaser’s title to the Owned Real Property free and clear of any Liens other than the Permitted Liens.

7.3	Conditions to Obligations of Seller to Effect the Closing

The obligations of Seller to effect the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Seller, in whole or in part, to the extent permitted by applicable Law):

7.3.1

(a) Each of the representations and warranties of Purchaser and Parent set forth in this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct (without regard to materiality or Material Adverse Effect qualifiers contained therein) on and as of the Closing Date with the same effect as though made at and as of such date (or if made as of a specified date, as of such date) except for such failures to be so true and correct that, individually or in the aggregate, would not have a material adverse effect on Purchaser or its ability to close the transactions contemplated hereby and (b) each of the Purchaser Fundamental Representations (i) that are not qualified by material adverse effect or other materiality qualifications shall be true and correct in all material respects on and as of the Closing Date (or if made as of a specified date, as of such date) and (ii) that are qualified by material adverse effect of other materiality qualifiers will be true and correct in all respects (without disregarding any materiality qualifications) on and as of the Closing Date with the same effect as though made at and as of such date (or if made as of a specified date, as of such date).

7.3.2

Neither Purchaser nor Parent has failed to perform or comply with, in any material respect, any covenant or agreement to be performed or complied with by it prior to or on the Closing Date under this Agreement, the Access Agreement or the Seller TSA (with it being acknowledged that the failure to timely pay any amounts due thereunder shall constitute a material breach thereunder).

7.3.3	Seller shall have obtained from all applicable third parties unconditional and irrevocable releases releasing Seller and its Affiliates from all the Seller Security Instruments.

7.3.4	All Other Material Consents shall have been obtained.

7.3.5	All Purchaser Plans and the Purchaser DB Pension Plan shall be in full force and effect and Purchaser shall have made all filings that are identified on Schedule 6.4.6 prior to the Closing.

7.3.6	Seller shall have received a full and unconditional release under the Collective Bargaining Agreements with respect to the Employees.

7.3.7	Purchaser shall have funded any amount required to be funded at or prior to Closing under the Seller TSA.

7.3.8	Purchaser shall have delivered to Seller those items required by Section 2.3.

7.4	Frustration of Closing Conditions

No Party may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, if such failure was the direct result of such Party’s failure to comply with or breach of any provision of this Agreement. Purchaser and Seller shall not, and shall cause their respective Affiliates not to, willfully take (or omit to take) any action for the purpose of frustrating the satisfaction of any of the conditions set forth in Section 7.1, 7.2 or 7.3 or delaying the Closing Date. If the Closing occurs, each of the conditions set forth in this Section 7 that has not been fully satisfied as of the Closing shall be deemed to have been fully waived by the party that is the beneficiary of such condition.

8.	TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Closing:

8.1.1	By the mutual written consent of Purchaser and Seller;

8.1.2

By either Purchaser or Seller, if any Governmental Entity issues an order or takes any other action that permanently restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated herein and such order or other action shall have become final and non-appealable;

8.1.3

By either Purchaser or Seller, if the Closing does not occur on or prior to March 31, 2019 (the “End Date”); provided, that, no Party may terminate this Agreement pursuant to this Section if any breach by such Party substantially contributed to the failure to close by the End Date or if such Party is in material breach of this Agreement at such time; or

8.1.4

By either Purchaser or Seller, if the other Party (or Parent, in the case of Seller’s right to terminate), breaches in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement in a manner that would give rise to the failure of a condition set forth in Section 7, which breach, if curable, has not been cured within thirty (30) days after the receipt by such other Party of written notice from the terminating Party specifying such breach (or by two (2) Business Days prior to the End Date, if earlier), provided, that, the terminating Party is not then in material breach of this Agreement.

8.1.5	By Seller, if the Signing Deposit is not delivered to the Escrow Agent within two (2) Business Days after the Effective Date in accordance with the terms hereof.

8.1.6

By Seller, if (i) the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or are capable of being satisfied on such date (other than those conditions that by their nature are to be satisfied at the Closing that would be satisfied at a Closing as of such date) or have been waived in writing by Purchaser, (ii) Seller has served notice to the Purchaser, which notice shall be served no earlier than three (3) Business Days prior to the End Date, indicating that is ready, willing and able to consummate the transactions contemplated by this Agreement, and (iii) Purchaser fails to complete the Closing within three (3) Business Days following receipt of such notice.

8.2	Effect of Termination

8.2.1

Subject to Section 1.11 and Section 8.2.2, if this Agreement is terminated by any Party pursuant to Section 8.1, this Agreement shall forthwith terminate and have no further force and effect, and no Party shall have any liability hereunder; provided, however, that no such termination shall relieve any Party from any liability for any and all damages suffered by the other Parties as a result of (a) any willful and material breach of this Agreement by that Party or (b) Fraud. Notwithstanding the foregoing, (i) the provisions of Sections 1.11, 5.4, 5.16, this Section 8.2 and Sections 10, 11.1, 11.2, 11.4 through 11.15, 11.17, and 11.18 shall survive such termination indefinitely, and (ii) nothing in this Section 8.2 shall be deemed to release any Party from any liability for any material breach by such Party of the terms of this Agreement prior to termination or thereafter with respect to any Section of this Agreement which survives termination.

8.2.2

If Seller terminates this Agreement (a) pursuant to Section 8.1.6 or (b) following a willful breach by Purchaser of a material term of this Agreement, which breach, if not cured after notice of such breach is provided to Purchaser, would give rise to the failure of a condition set forth in Section 7, then Purchaser shall pay Seller an amount in cash equal to $20,000,000 (the “Reverse Termination Fee”) no later than two (2) Business Days after such termination, by (a) instructing the Escrow Agent to release the Initial Deposit Amount and the Signing Deposit Amount to Seller (as partial satisfaction of the Reverse Termination Fee) and (b) wire transfer of the remainder of the Reverse Termination Fee to an account designated by Seller. In the event of a termination of this Agreement where Seller is entitled to receive the Reverse Termination Fee, Seller’s receipt of the Reverse Termination Fee pursuant to this Section 8.2.2 shall, except in the event of Fraud by Parent or Purchaser, be the sole and exclusive remedy (whether at Law, in equity, in contract, in tort or otherwise) of Seller and its Affiliates against Purchaser, Parent, their respective Affiliates, for any breach of this Agreement or the failure of the transactions contemplated hereby to be consummated. For the avoidance of doubt, nothing in this Section 8.2 shall preclude the Seller from receipt of the Initial Deposit Amount and/or Signing Deposit Amount in accordance with Section 1.11, except to the extent such amounts are applied against the Reverse Termination Fee in accordance with this Section.

9.	INDEMNIFICATION

9.1	Survival

All of the representations and warranties of Parent and Purchaser contained in this Agreement or in any certificate delivered in connection herewith shall survive the Closing for a period of twelve (12) months following the Closing Date, at which time all of such representations and warranties shall expire, except for the Purchaser Fundamental Representations, which shall survive the Closing until such time as a claim in respect of any breach of such representations and warranties is barred from being made under any applicable statute of limitations period and/or statute of repose period imposed by Law. As required solely to support a claim to be made under the Representation and Warranty Policy and not against Seller, all of the representations and warranties of Seller contained in this Agreement or in any certificate delivered in connection herewith shall survive the Closing for a period of twelve (12) months following the Closing Date or such longer time as may be permitted under the Representation and Warranty Policy, at which time all of such representations and warranties shall expire. As among Parent, Purchaser and Seller, all of the representations and warranties of Seller contained in this Agreement or in any certificate delivered in connection herewith shall not survive, and shall terminate upon, the Closing. All covenants and agreements set forth in this Agreement requiring performance from and after the Closing, shall survive the Closing and shall continue in accordance with their terms, and no other covenants or agreements set forth in this Agreement shall survive the Closing. Neither Seller, on the one hand, nor Parent or Purchaser, on the other, will have any liability whatsoever with respect to any covenant or, with respect to Parent or Purchaser, any representation or warranty, unless the Indemnified Party delivers to the Indemnifying Party an Indemnity Notice or Claim Notice, as applicable, pursuant to the terms hereof prior to the expiration date of the applicable survival period for such representation, warranty or covenant. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the Indemnified Party to the Indemnifying Party prior to the expiration date of the applicable survival period and in accordance with this Section 9 shall not thereafter be barred by the expiration of the relevant representation, warranty or covenant, and such claims shall survive until finally resolved pursuant to the terms hereof.

9.2	Indemnification by Seller

Subject to the other provisions of this Section 9, from and after the Closing, Seller shall indemnify and defend each Purchaser Group Member against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by or imposed upon such Purchaser Group Member based upon, arising from, with respect to or by reason of:

9.2.1	any breach by Seller of any of its covenants, obligations or agreements in this Agreement or the other Operative Agreements (other than the Seller TSA, the SC Lease and the Sawmill Lease);

9.2.2	any Excluded Asset or Retained Obligation; and

9.2.3	any item listed on Schedule 9.2.3.

9.3	Indemnification by Parent and Purchaser

Subject to the other provisions of this Section 9, from and after the Closing, each of Parent and Purchaser, jointly and severally, shall indemnify and defend each Seller Group Member against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by or imposed upon such Seller Group Member based upon, arising from, with respect to or by reason of:

9.3.1

any breach of the representations or warranties of Parent and/or Purchaser in this Agreement, the other Operative Agreements (other than the Seller TSA, the SC Lease and the Sawmill Lease), or in any certificate or instrument delivered by or on behalf of Parent or Purchaser pursuant to this Agreement;

9.3.2

any breach by Parent or Purchaser of any of its covenants, obligations or agreements in this Agreement, the other Operative Agreements (other than the Seller TSA, the SC Lease and the Sawmill Lease), or any certificate or instrument delivered by or on behalf of Parent or Purchaser pursuant to this Agreement;

9.3.3	any Assumed Obligation;

9.3.4	any Tax Claim with respect to any Post-Closing Period; and

9.3.5	all liabilities related to or in connection with the Purchased Assets or the Catawba Mill Business accruing or incurred on or after the Closing Date.

provided, however, that (a) no Seller Group Member shall be entitled to any indemnification and Purchaser shall not be required to indemnify and hold any Seller Group Member harmless with respect to any Losses for claims under Section 9.3.1 (other than in connection with any Purchaser Fundamental Representations) until and unless all Losses for claims under Section 9.3.1 (other than in connection with any Purchaser Fundamental Representations) exceed, in the aggregate, $2,600,000 (the “Purchaser Deductible Amount”), in which case Purchaser shall be liable only for the portion of the amount exceeding the Purchaser Deductible Amount (but not the Purchaser Deductible Amount), (b) in determining the amount claimed under Section 9.3.1 (other than in connection with any Purchaser Fundamental Representations), there shall not be included in such claim any Loss that does not exceed $100,000 (the “Minimum Amount”), (c) the aggregate amount that the Seller Group Members may claim and that Purchaser may be required to pay pursuant to Section 9.3.1 (other than in connection with any Purchaser Fundamental Representations) shall not exceed an amount equal to $39,000,000.

9.4	Method of Asserting Claims

All claims for indemnification under Section 9, other than any Tax Claim (which shall be asserted and resolved as set forth in Section 9.5) shall be asserted and resolved as follows:

9.4.1

A Party claiming indemnification pursuant to this Section 9 (the “Indemnified Party”) in respect of, arising out of or involving a claim or demand made by a third party against the Indemnified Party (a “Third Party Claim”) shall deliver notice (a “Claim Notice”) to the indemnifying Party (the “Indemnifying Party”) within fifteen (15) Business Days after receipt by the Indemnified Party of written notice of the Third Party Claim; provided, however, that the failure to timely give such Claim Notice shall not affect the indemnification provided hereunder, except if and to the extent the Indemnifying Party shall have been prejudiced as a result of such failure. The Claim Notice shall (a) identify the applicable third party, if known, (b) state in reasonable detail the circumstances giving rise to the Losses, (c) specify the representation, warranty, covenant or agreement of this Agreement alleged to have been breached or not performed (as applicable), and (d) specify the estimated amount of the Losses, if known.

9.4.2

In the case of a Third Party Claim, the Indemnifying Party shall be entitled, upon written notice to the Indemnified Party, to assume and control the defense (at the Indemnifying Party’s expense) thereof, within thirty (30) days of receiving the applicable Claim Notice, with counsel selected by the Indemnifying Party; provided, that, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (w) is asserted directly by or on behalf of a Person that is a Material Supplier or Material Customer of the Catawba Mill Business (if the Indemnifying Party is Seller), (x) seeks an injunction or other equitable relief against the Indemnified Party, (y) the outcome of which could reasonably be expected to have a material impact on the reputation or good will of the Indemnified Party or, in the case of Purchaser, the Catawba Mill Business or (z) relates or otherwise arises in connection with any criminal or regulatory enforcement Action that is commenced, brought, conducted, tried or heard by or before, or otherwise involving any Governmental Entity. If the Indemnifying Party assumes the defense of a Third Party Claim, then (a) the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof and (b) the Indemnified Party shall have the right to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party; provided, that, the Indemnifying Party shall control such defense; provided, further, that if in the opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of one counsel to the Indemnified Party including fees for consult by such counsel with local counsel in each jurisdiction for which counsel determines in good faith that local counsel is required. If the Indemnifying Party does not assume the defense of a Third Party Claim within thirty (30) days following a Claim Notice or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party, by notice to the Indemnifying Party, may employ its own counsel and control the defense of the Third Party Claim and the Indemnifying Party shall be liable for the reasonable fees and disbursements of counsel employed by the Indemnified Party, provided, that, in any such case the Indemnified Party shall diligently and in good faith contest such Third Party Claim. Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the Parties shall reasonably cooperate in the defense thereof. Such cooperation shall include the retention and provision to the counsel of the controlling Party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

9.4.3

Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 9.4.3. If a firm offer is made to settle a Third Party Claim and if such settlement (i) constitutes a complete and unconditional discharge and release of the Indemnified Party, and (ii) provides for no relief other than the payment of monetary damages by the Indemnifying Party (subject to, if Seller is the Indemnifying Party, the other limitations set forth herein) and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within 15 days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 9.4.2, it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

9.4.4

If an Indemnified Party has a claim against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver notice (an “Indemnity Notice”) within thirty (30) days after the Indemnified Party has Knowledge of such claim, describing in reasonable detail the facts giving rise to any claim for indemnification and shall include in such Indemnity Notice the estimated amount or the method of computation of the amount of such claim (to the extent practicable), and a reference to the provision of this Agreement upon which such claim is based; provided, however, that failure to timely give such Indemnity Notice shall not affect the indemnification provided hereunder, except if and to the extent the Indemnifying Party shall have been prejudiced as a result of such failure. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within thirty (30) days after receipt of the Indemnity Notice, the Indemnified Party may commence an Action in connection therewith.

9.4.5

Subject to this Section 9, once a Loss is agreed to by the Indemnifying Party or finally determined to be payable in accordance with this Section 9, the Indemnifying Party shall satisfy its obligations within 15 Business Days by wire transfer of immediately available funds to an account designated by the Indemnified Party.

9.5	Tax Contests

9.5.1

If any Taxing Authority asserts any Tax Claim, then the party first receiving notice of such Tax Claim shall, within seven (7) Business Days after receiving such notice, provide written notice thereof to the other party. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of any relevant correspondence received from the Taxing Authority.

9.5.2

Seller shall have the sole right to defend or prosecute, at its sole cost, expense and risk, any Tax Claim attributable to a Pre-Closing Period. Purchaser shall take or cause to be taken such actions in connection with contesting any Tax Claim attributable to a Pre-Closing Period as Seller shall reasonably request from time to time, including the retention of counsel and experts as designated by Seller, provided that Seller shall not settle, compromise and/or concede any portion of such Tax Claim that has an adverse effect on Purchaser without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned. So long as Seller is defending or prosecuting a Tax Claim attributable to a Pre-Closing Period, Purchaser shall provide or cause to be provided to Seller any information reasonably requested by Seller relating to such Tax Claim, and Purchaser shall otherwise cooperate with Seller and its representatives in good faith in order to contest effectively such Tax Claim, including executing and delivering any necessary powers of attorney required by Seller to contest such Tax Claim. Purchaser and its authorized representatives shall be entitled, at Purchaser’s expense, to attend, but not participate in or control, all conferences, meetings and proceedings relating to any such Tax claim.

9.5.3

Purchaser shall have the sole right to defend or prosecute, at its sole cost, expense and risk, any Tax Claim attributable to a Post-Closing Period. So long as Purchaser is defending or prosecuting a Tax Claim attributable to a Post-Closing Period, Seller shall provide or cause to be provided to Purchaser any information reasonably requested by Purchaser relating to such Tax Claim, Seller and its authorized representatives shall be entitled, at its expense, to attend, but not participate in or control, all conferences, meetings and proceedings relating to any such Tax Claim.

9.5.4

Purchaser shall have the right to defend or prosecute, at its cost, expense and risk, any Tax Claim attributable to a Straddle Period that does not exclusively relate either to a Pre-Closing Period or to a Post-Closing Period (which shall be governed by Sections 9.5.2 and 9.5.3, respectively); provided, however, that in the case of any such Tax Claim, (a) Seller shall have the right to participate in such Tax Claim at its own expense and (b) Purchaser shall not settle, compromise and/or concede any portion of such Tax Claim that affects the liability of Seller under this Section 9 without the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned. Any additional Tax resulting from a Tax Claim attributable to a Straddle Period pursuant to this Section 9.5.4 shall be borne (i) by Seller, to the extent such Tax is attributable to a Pre-Closing Period, and (ii) by Purchaser, to the extent such Tax is attributable to a Post-Closing Period.

9.5.5

In the case of any Tax Claim that is defended or prosecuted to a Final Determination pursuant to this Section 9.5, the party responsible for such Tax pursuant to this Section 9.5 shall pay to the applicable Person or Taxing Authority the amount of any Tax arising or resulting from such Tax Claim within seven (7) Business Days after such Final Determination (and if such party pays such amount to the applicable Taxing Authority, such party shall deliver written evidence of such payment to the other party). In the case of any Tax Claim not covered by the preceding sentence, the party responsible for such Tax pursuant to this Section 9.5 shall pay to the applicable Person or Taxing Authority the full amount of any Tax arising or resulting from such Tax Claim, at least seven (7) Business Days before the date payment of such Tax is due (and if such party pays such amount to the applicable Taxing Authority, such party shall deliver written evidence of such payment to the other party). Notwithstanding the foregoing, neither party shall be required to make a payment in the circumstances described by either of the two preceding sentences to the extent such party has been prejudiced by the other party’s failure to comply with the provisions of this Section 9.5.

9.6	Representation and Warranty Insurance; Order of Recovery; Exclusive Remedy

9.6.1

Each of Parent and Purchaser agrees that the only source of recovery and recourse for any claims that any Purchaser Group Member may have related to or arising from any representation or warranty made by Seller (or any Affiliate thereof) herein, in the other Operative Documents (other than the Sawmill Lease, SC Lease and the Seller TSA), or in the Management Letter (in this latter case, whether directly or indirectly through any claim against the addressees thereof), shall be (a) from the recovery of amounts under the Representation and Warranty Policy (subject to the terms and limitations of the Representation and Warranty Policy), except with respect to Fraud of the Seller and (b) with respect to Purchaser’s Environmental Reimbursement, the balance of the Environmental Escrow Account.

9.6.2

Each of Parent and Purchaser agrees that if it or any other Purchaser Group Member has indemnification claims for Losses under Section 9, then Parent, Purchaser or such other Purchaser Group Member shall seek recovery with respect to such claims by making and reasonably pursuing a claim under the Representation and Warranty Policy to the extent the claim could reasonably be based upon any representation or warranty made by Seller herein or in any certificate delivered in connection herewith (even if such Purchaser Group Member would also have a claim for such item under any other provision of Section 9.2), provided that nothing in this subsection shall limit such Purchaser Group Member’s rights hereunder to proceed thereafter against Seller in accordance with and subject to this Section 9.

9.6.3

Except as set forth in Section 1.9 (Post-Closing Adjustment) and Section 11.16 (Specific Performance), no Party shall be liable or responsible in any manner whatsoever to the other Parties (whether in contract, breach of warranty, tort or otherwise), whether for indemnification or otherwise, except for the indemnity obligations expressly provided in this Section 9 and the other indemnity obligations expressly provided for in this Agreement or the other Operative Agreements, which provide the exclusive remedies and causes of action of the Parties with respect to any matter contemplated by this Agreement and the other Operative Agreements, and each party hereby expressly waives and releases any other claim or cause of action arising under Law, including Laws based on negligence or strict liability, or otherwise against the other party with respect to any matter, including environmental matters, contemplated by and /or relating to the subject matter of this Agreement and the other Operative Agreements. Nothing in this Section 9.6 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Party’s Fraud.

9.6.4

Notwithstanding any provision of this Agreement to the contrary, but subject to the lower limits on indemnification set forth in this Section 9, in no event shall Seller’s, Parent’s, or Purchaser’s Liability under this Agreement exceed the Purchase Price.

9.7	Excluded Damages; Materiality Scrape

9.7.1

Except and solely to the extent necessary to make a claim under the Representation and Warranty Policy, the obligations of any Indemnifying Party pursuant to this Agreement shall not include any special, exemplary, indirect, incidental or consequential damages (including loss of profit or revenue or loss of use).

9.7.2

In no event shall Seller have any liability or obligation to a Purchaser Group Member for any Liability to the extent such Liability is taken into account as a Liability or reserve relating to such matter in calculating the amount of the Adjusted Net Working Capital, and no amount shall be due under this Section 9 to the extent that it duplicates another amount already paid under this Agreement or any other Operative Agreement.

9.7.3

For purposes of this Section 9, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty (other than Section 3.4.1 (Financial Results) to the extent such Financial Results have been prepared in accordance with GAAP).

9.7.4

Notwithstanding anything to the contrary set forth herein, (a) no Purchaser Group Member shall be entitled to indemnification from Seller of any Loss hereunder to the extent such Loss constitutes an Assumed Obligation, and (b) Seller’s sole and exclusive Liability with respect to the Environmental Work and Purchaser’s Environmental Reimbursement shall be limited to Seller’s Environmental Escrow Contribution in accordance with the terms hereof.

9.8	Tax Treatment of Indemnification Payments

For purposes of computing the amount of any indemnification hereunder, any such indemnification payment shall be treated as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by Law.

9.9	Mitigation

9.9.1

Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Losses after becoming aware of any event that could reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

9.9.2

If and solely to the extent that an Indemnified Party would receive a double recovery, the amount of any Losses for which indemnification is provided under this Section 9 shall be reduced by any amounts actually recovered by any Indemnified Party under any (a) indemnification or other recovery under any Contract between an Indemnified Party and any Person (other than a Governmental Entity) and (b) insurance policies with respect to such indemnification claim, including, without limitation, the Representation and Warranty Policy (each source named in clauses (a) and (b), a “Collateral Source”). An Indemnified Party shall use its commercially reasonable efforts to pursue any claims against all Collateral Sources.

9.9.3

If an Indemnified Party has received the payment required under this Section 9 from the Indemnifying Party in respect of any Losses and later receives proceeds from insurance or payments from a Collateral Source, then such Indemnified Party shall pay to the Indemnifying Party, within thirty (30) days after receipt, an amount equal to the excess of (a) the amount previously received by the Indemnified Party under this Section 9, plus the amount of the insurance payments or other recoveries from such Collateral Source (net of any Taxes or expenses (including increased premiums) incurred in collecting such amount) actually received by such Indemnified Party, over (b) the amount of Losses with respect to such claim which the Indemnified Party was entitled to receive under this Section 9. Notwithstanding any other provisions of this Agreement, it is the intention of the Parties that no Collateral Source shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated.

9.9.4

To the extent Purchaser denies a request by Seller for consent to take any of the actions set forth in Section 5.1.1, and such action would have mitigated any indemnifiable Loss hereunder, then the amount of Losses recoverable pursuant to this Section 9 in respect of such matter, if any, shall be reduced by the amount of Losses that could have reasonably been mitigated by such action.

10.	DEFINITIONS

10.1	Definitions

As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Access Agreement” means that certain Access Agreement, dated as of June 27, 2018, by and between the Seller and Parent, as may be amended from time to time.

“Accrued Rebates Calculation” has the meaning set forth in Section 1.9.1.

“Accrued Rebates” means the rebates payable by Seller or its Affiliates to customers of the Catawba Mill Business as of the Closing.

“Acquired Books and Records” has the meaning set forth in Section 1.1.13.

“Acquisition Proposal” has the meaning set forth in Section 5.15.1.

“Action” means any action, suit, litigation or legal proceeding, claim, cause of action, charge, grievance, demand, arbitration, inquiry, audit, notice of violation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative or otherwise, whether at law or in equity.

“Adjusted Allocation Schedule” has the meaning set forth in Section 1.10.

“Adjusted Net Working Capital” has the meaning set forth in Section 1.9.3.

“Affiliate” means, as applied to any Person, any other Person that, directly or indirectly, controls, is controlled by, or under common control with, such Person, provided, however, in the case of Seller, “Affiliate” means RFPI and its controlled Affiliates. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Affiliated Persons” has the meaning set forth in Section 11.15.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 1.10.

“Amec Reports” means collectively the engineering report revision I prepared by Amec Foster Wheeler E&C Services, Inc. entitled “Confidential Study Catawba Follow-ups” and dated July 18, 2017, together with any amendment or supplement thereto and any revision thereof, as well as any information provided by Amec Foster Wheeler E&C Services, Inc. in connection therewith in whatever form provided.

“Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” means the Sherman Act, as amended; the Clayton Act, as amended; the HSR Act, as amended; the Federal Trade Commission Act, as amended; and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, and the rules and regulations promulgated thereunder.

“Assigned Contracts” has the meaning set forth in Section 1.1.11.

“Assigned Permits” has the meaning set forth in Section 1.1.12.

“Assignment and Assumption Agreement” has the meaning set forth in Section 2.2.6.

“Assumed Obligations” has the meaning set forth in Section 1.4.

“Base Environmental Work” has the meaning set forth in Section 5.8.3.

“Benefit Plan” means any Plan established by Seller or any ERISA Affiliate of Seller with respect to any Employee to which Seller or any ERISA Affiliate of Seller contributes or has contributed on behalf of any Employee, or under which any such Employee or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

“Bill of Sale” has the meaning set forth in Section 2.2.1.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York or Montreal, Quebec are authorized or obligated to close.

“Buyer Parties” has the meaning set forth in the preamble.

“Catawba Mill” means the LWC paper and SBSK pulp mill located in Catawba, South Carolina, as more specifically described in Schedule 1.1.3.

“Catawba Mill Business” means, collectively, the conversion of round wood to wood chips by Seller conducted at the Chip Mill, the production of LWC paper and SBSK pulp by Seller conducted at the Catawba Mill, and the production of soaps and turpentine derived from the foregoing, and all activities undertaken in connection therewith or incidental thereto; provided, however, that “Catawba Mill Business” excludes any business activity carried on by Seller at the Service Center.

“Chip Mill” means the whole-log chip mill located in Jonesville, South Carolina as more specifically described in Schedule 1.1.3.

“Claim Notice” has the meaning set forth in Section 9.4.1.

“Closing” has the meaning set forth in Section 2.1.

“Closing Agent” has the meaning set forth in Section 2.1.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Purchase Price” has the meaning set forth in Section 1.6.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the rules and regulations promulgated thereunder.

“COBRA Continuation Coverage” has the meaning set forth in Section 6.5.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and any successor legislation thereto.

“Collateral Source” has the meaning set forth in Section 9.9.2.

“Collective Bargaining Agreements” has the meaning set forth in Section 6.1.1.

“Confidential Information” means: information concerning the Catawba Mill Business that is not generally known to the public or readily ascertainable through publicly-available information (which includes, but is not limited to, public filings with securities exchanges or trading markets, historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training techniques and materials); provided, however, that Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of disclosure by Seller, in violation of this Agreement, (ii) becomes available to the general public from a Person, other than Seller, its Affiliates or its or their Representatives, who is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, or (iii) is publicly disclosed by Purchaser, its Affiliates, or its or their Representatives.

“Confidentiality Agreement” has the meaning set forth in Section 11.5.1.

“Contested Adjustments” has the meaning set forth in Section 1.9.2.

“Contract” means any contract, lease, deed, mortgage, license, instrument, note, commitment, indenture, joint venture and all other binding agreements, arrangements and undertakings, whether written or oral.

“Control Agreement” means a control agreement, substantially in a form required by applicable Law and the NRC, which shall provide that (a) Seller shall maintain oversight and control of the nuclear sources located at the Catawba Mill until the earlier of (i) receipt of the NRC’s consent to the transfer of the NRC Permit and (ii) the first anniversary of the Closing, and (b) if such consent is not obtained by the first anniversary of the Closing, Seller shall enter upon the Catawba Mill premises and remove such nuclear sources in accordance with applicable Law.

“Covered Request” has the meaning set forth in Section 5.7.1.

“CPA Firm” has the meaning set forth in Section 1.9.2.

“Current Assets” means the current assets of the Catawba Mill Business included in the line items set forth on Schedule WC to the extent constituting Purchased Assets pursuant to the terms of this Agreement. For the avoidance of doubt, the assets of the Seller DB Pension Plan will not be considered Current Assets.

“Current Liabilities” means the current liabilities of the Catawba Mill Business included in the line items set forth on Schedule WC. For the avoidance of doubt, the liabilities of the Seller DB Pension Plan or any Accrued Rebates will not be considered Current Liabilities.

“Customer Orders” has the meaning set forth in Section 1.1.9.

“Data Room” means the electronic data room established and maintained by Seller’s legal counsel containing documents relating to the Catawba Mill Business and Seller and made available to Purchaser.

“Data Room Disk” means the DVD-ROM containing the documentation made available to Purchaser in the Data Room.

“Debt Financing” means any provision of financing to Purchaser in connection with the transactions contemplated hereby.

“Deed” has the meaning set forth in Section 2.2.3.

“Deposit Escrow Account” has the meaning set forth in Section 1.11.1.

“DHEC” has the meaning set forth in Section 5.8.1.

“Dollars” or “$” means United States dollars.

“Effective Date” has the meaning set forth in the preamble.

“Employees” means (a) the individuals who are employed by Seller directly, solely and exclusively in the Catawba Mill Business and whose place of employment is the Catawba Mill or the Chip Mill, but excluding, for greater certainty, all individuals employed by Seller or any Affiliate of Seller whose place of employment is the Service Center, (b) those employees listed on Schedule 10.1(a), and (c) Recall Employees, including, in each case of clause (a), (b), or (c), such individuals who are on military leave, sick leave, Family and Medical Leave Act leave, workers compensation or long-term or short-term disability leave (whether pursuant to a Plan of Seller or required by Law).

“End Date” has the meaning set forth in Section 8.1.3.

“Environmental Escrow Account” has the meaning set forth in Section 5.8.3.

“Environmental Laws” means any and all Laws relating to pollution or protection of the environment or natural resources, human health or safety (as it relates to exposure to Hazardous Substance), including those relating to emissions, discharges or releases of Hazardous Substance into the environment (including ambient air, surface water, groundwater or land) and to the generation, handling, treatment, storage, disposal, recycling or transportation of Hazardous Substance, whenever enacted, and the regulations promulgated pursuant thereto.

“Environmental Permits” means any and all Permits required for the ownership and operation of the Purchased Assets under Environmental Laws.

“Environmental Reports” has the meaning set forth in Section 3.18.1.

“Environmental Work” has the meaning set forth in Section 5.8.3.

“Equipment” means, collectively, the Owned Equipment and the Leased Equipment.

“Equipment Leases” has the meaning set forth in Section 1.1.6.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code); (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code); or (c) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code).

“Escrow Agent” means JPMorgan Chase Bank, N.A., or any replacement escrow agent under the Escrow Agreement.

“Escrow Agreement” means that certain Escrow Agreement, dated as of March 16, 2018, by and among Seller, Parent and Escrow Agent, as amended from time to time.

“Estimated Environmental Costs” has the meaning set forth in Section 5.8.4.

“Estimated Net Working Capital” has the meaning set forth in Section 1.8.

“Excess” has the meaning set forth in Section 6.4.5.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Intellectual Property” means (i) all Internet domain names and email addresses owned or used by Seller or any of its Affiliates, (ii) all product names and other trade names used by Seller or any of its Affiliates, including ResoluteBrite 76 Gloss, ResoluteBrite 76 Satin, ResoluteGloss and ResoluteBlondGloss, (iii) the present and past corporate names and trade names of Seller, including the names “Resolute”, “Resolute FP”, “Abitibi-Consolidated”, “AbiBow”, “Bowater”, and related trademarks, logos and designs and (iv) any other Intellectual Property or Intellectual Property Licenses not set forth on Schedule 1.1.7 or Schedule 1.1.8.

“Final Determination” means (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final after all allowable appeals by either party to the Action have been exhausted or the time for filing such appeals has expired, (b) a closing agreement entered into under Section 7121 of the Code or any other settlement agreement entered into in connection with an administrative or judicial proceeding, (c) the expiration of the time for instituting suit with respect to a claimed deficiency or (d) the expiration of the time for instituting a claim for refund or if such a claim was filed, the expiration of the time for instituting suit with respect thereto.

“Final Estimated Environmental Costs” has the meaning set forth in Section 5.8.4.

“Final Net Working Capital” has the meaning set forth in Section 1.9.1.

“Financial Results” has the meaning set forth in Section 3.4.1.

“Fraud” means, with respect to any Party, an actual and intentional fraud with respect to the making of representations and warranties contained in this Agreement; provided, that such actual and intentional fraud of such Party shall only be deemed to exist if (i) such Party had actual knowledge that the representations and warranties made by such Party were actually breached when made, (ii) that such representations and warranties were made with the express intent to induce another Party to rely thereon and take action or inaction to such other Party’s detriment, (iii) such reliance and subsequent action or inaction by such other Party was justifiable and (iv) such action or inaction resulted in Losses to such other Party. For purposes of clause (i) of the immediately preceding sentence, “actual knowledge” with respect to an entity shall mean the actual knowledge, without investigation (without encompassing constructive, imputed or similar concepts of knowledge), of those persons named in the definition of “Knowledge” contained herein.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, as consistently applied by Seller.

“Governmental Entity” means any federal, state, provincial, local, municipal, foreign or other government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority having the force of Law, or any arbitrator, court or tribunal of competent jurisdiction, including all taxing authorities.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Hazardous Substance” means any waste or other chemical, material or substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, toxic, or a pollutant or a contaminant, or words of similar import, under or pursuant to any Environmental Law due to its hazardous or deleterious properties or characteristics, including petroleum or petroleum by-products, asbestos or asbestos-containing materials, any radioactive materials, urea formaldehyde foam insulation or polychlorinated biphenyls.

“High pH Condition” has the meaning set forth in Schedule 10.1(c).

“High pH Condition Work” has the meaning set forth in Section 5.8.1.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Affiliate of Parent” means any “affiliate” of Parent, as defined in Rule 801.1(d)(1) promulgated under the HSR Act.

“HSR Affiliate of Purchaser” means any “affiliate” of Purchaser, as defined in Rule 801.1(d)(1) promulgated under the HSR Act.

“HSR Affiliate of Seller” means any “affiliate” of Seller, as defined in Rule 801.1(d)(1) promulgated under the HSR Act.

“HSR Associate of Parent” means any “associate” of any Parent UPE, as defined in Rule 801.1(d)(2) promulgated under the HSR Act.

“HSR Associate of Purchaser” means any “associate” of any Purchaser UPE, as defined in Rule 801.1(d)(2) promulgated under the HSR Act.

“IAM” means the International Association of Machinists.

“IBEW” means the International Brotherhood of Electrical Workers.

“Indemnified Party” has the meaning set forth in Section 9.4.1.

“Indemnifying Party” has the meaning set forth in Section 9.4.1.

“Indemnity Notice” has the meaning set forth in Section 9.4.4.

“Industry Certifications” has the meaning set forth in Section 3.17.2.

“Initial Deposit” has the meaning set forth in the Confidentiality Agreement.

“Initial Deposit Amount” has the meaning set forth in Section 1.11.1.

“Insolvent” means the sum of the present fair saleable value of the assets of a Person do not exceed its debts and other probable Liabilities.

“Intellectual Property” means all right, title and interest in or relating to intellectual property or proprietary rights of every kind and nature throughout the world, whether registered or unregistered and whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and applications therefor, including all continuations, divisionals, provisionals and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations, substitutions and extensions thereof, and other patent rights and any other Governmental Entity-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (b) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (c) all internet domain names, whether or not trademarks, registered by any authorized private registrar or Governmental Entity, web addresses, web pages, websites and related content; (d) all copyrights, expressions, designs and all mask works, databases and design rights, whether or not copyrightable, registered or published, including author, performer, moral and neighboring rights, and all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; (e) trade secrets, know-how, discoveries, improvements, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, and other confidential or proprietary information; (f) all intellectual property rights arising from or relating to Technology; (g) all rights of publicity; (h) all moral rights and rights of attribution and integrity; and (i) all Contracts granting any right relating to or under the foregoing.

“Intellectual Property Licenses” has the meaning set forth in Section 1.1.8.

“Interim Period” has the meaning set forth in Section 5.1.1.

“Inventory” has the meaning set forth in Section 1.1.2.

“Knowledge” means, (a) with respect to Seller, the actual knowledge of Remi Lalonde, Patrick Corriveau, Francois Lavallee, Pascale Lagace, Martin Savoie and Jo-Ann Longworth, and (b) with respect to Parent and Purchaser, the actual knowledge of Tom Bennett, Mike Quattromani, and Tony Hobson, in each case under clause (a) and (b) of this definition, (x) after making reasonable inquiry of other responsible officers and senior managers of such Person, as reasonably necessary to inform themselves as to the relevant matters, but without any requirement to make any inquiries of other Persons (including any Governmental Entity) or to perform any search of any public registry office or system, and (y) without encompassing constructive, imputed or similar concepts of knowledge; provided, that, with respect to the representations and warranties contained in Section 3.18 hereof, “Knowledge” means the actual knowledge, without investigation (without encompassing constructive, imputed or similar concepts of knowledge), of those persons named above.

“Latest Financial Results” has the meaning set forth in Section 3.4.1.

“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, Governmental Order or other requirement or rule of law of any Governmental Entity.

“Lease Assignment Agreement” has the meaning set forth in Section 2.2.7.

“Leased Equipment” has the meaning set forth in Section 1.1.6.

“Leased Real Property” has the meaning set forth in Section 3.10.3.

“Lender Related Parties” means any Lender, its Affiliates and their respective officers, directors, employees and representatives who are involved in the Debt Financing and all of their respective successors and permitted assigns.

“Lenders” means any financial institutions providing the Debt Financing.

“Liability” with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Licensed Intellectual Property” has the meaning set forth in Section 1.1.8.

“Liens” means any lien (statutory or other), security interest, mortgage, pledge, hypothecation, preference, priority, option, condition, statutory or deemed trust, community property interest, equitable interest, encumbrance, easement, encroachment, right of way, right of first refusal, right of first offer, claim, charge, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Losses” means losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, fees, costs and expenses of whatever kind, including reasonable attorneys’ fees and disbursements and the cost of enforcing any right to indemnification hereunder; provided, however, that “Losses” shall not include punitive damages, except to the extent actually awarded and paid in a Third Party Claim.

“LWC” has the meaning set forth in Section 3.11.

“Material Contracts” has the meaning set forth in Section 3.13.1.

“Major Customer” has the meaning set forth in Section 3.19.

“Major Supplier” has the meaning set forth in Section 3.19.

“Management Letter” has the meaning set forth in Section 3.26.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to have, individually, or in the aggregate, a material adverse effect on (a) the business, assets, properties, results of operations or condition of the Catawba Mill Business (financial or otherwise), or (b) the value of the Purchased Assets and Assumed Obligations, taken as a whole, other than an effect resulting from any one or more of the following: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry, geography, or market in which the Catawba Mill Business operates; (iii) the effect of any change arising in connection with earthquakes, natural disasters, hostilities, acts of war (whether or not declared), sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions whether existing before or after the Effective Date; (iv) the effect of any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to Seller; (v) the effect of any changes in applicable Laws or accounting rules or interpretations thereof; or (vi) any effect resulting from the announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement (including any effect related to any actions taken pursuant to Section 5.8 or any requirements or restrictions imposed under the VCC), except, in the case of clauses (i), (ii), (iii) and (v), to the extent the Catawba Mill Business is disproportionately adversely affected thereby as compared to similar businesses. For the avoidance of doubt, “Material Adverse Effect” shall be measured only against past performance of the Catawba Mill Business and not against any forward looking statements, projections, or forecasts of Seller or any other Person.

“Minimum Amount” has the meaning set forth in Section 9.3.

“Negotiation Period” has the meaning set forth in Section 1.9.2.

“Net Working Capital” means the Current Assets as of the Closing minus the Current Liabilities as of the Closing, plus the absolute value of Accrued Rebates, in each case determined in accordance with the accounting principles, policies, methods and procedures applied in the example set forth on Schedule WC.

“Non-Parties” has the meaning set forth in Section 11.15.

“Non-Union Employee” has the meaning set forth in Section 6.2.1.

“NRC” has the meaning set forth in Section 1.3.3(c).

“NRC Permit” means the Permit issued to Seller by the NRC with respect to the nuclear source material located at the Catawba Mill.

“Objection Notice” has the meaning set forth in Section 1.9.2.

“Obsolete Inventory” has the meaning set forth in Section 3.22.

“OPEB” means any welfare benefit (within the meaning of Section 3(1) of ERISA whether or not subject thereto), including death or medical benefits (whether or not insured) provided or to be provided under a Plan to any Employee beyond such Employee’s retirement or other termination of service, other than coverage mandated by COBRA or similar state Law.

“Operative Agreements” means this Agreement, the Bill of Sale, the Deed, the Assignment and Assumption Agreement, Lease Assignment and Assumption Agreement, the Seller TSA, the SC Lease, the Escrow Agreement, the Sawmill Lease, any certificate delivered hereunder, and any other Contract required to be delivered pursuant to this Agreement. For the avoidance of doubt, the Access Agreement is not an Operative Agreement hereunder.

“Ordinary Course of Business” means an action taken by a Person that is taken in the ordinary course of the normal, day-to-day operations of such Person, consistent in all material respects with such Person’s past practices.

“Organizational Documents” means: (a) the articles or certificate of incorporation or other organizational documents and the bylaws of a corporation; (b) the articles or certificate of formation and the operating agreement or limited liability company agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) the trust agreement and the certificate of trust of a trust; (f) any charter or agreement or similar document adopted or filed in connection with the creation, formation, or organization of a Person; (g) similar organizational or constituent documents of any entity, and (h) any amendment to or restatement of any of the foregoing.

“Other Material Consents” means the consents and amendments set forth on Schedule 10.1(e).

“Owned Equipment” has the meaning set forth in Section 1.1.5.

“Owned Intellectual Property” has the meaning set forth in Section 1.1.7.

“Owned Real Property” has the meaning set forth in Section 1.1.3.

“Parent” has the meaning set forth in the preamble.

“Parent UPE” means any Person that is an “ultimate parent entity” of Parent, as defined in Rule 801.1(a)(3) promulgated under the HSR Act.

“Payment Date” has the meaning set forth in Section 6.4.3.

“Pension Dispute Procedures” has the meaning set forth in Section 6.4.3.

“Pension Plan Transfer Amount” has the meaning set forth in Section 6.4.3.

“Permits” means, collectively, all identification numbers, licenses, permits, variances, certificates, authorizations, approvals, registrations, franchises and similar rights obtained, or required to be obtained, from any Governmental Entity pursuant to applicable Law.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments that are not yet due and payable, (b) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens, in each case, for sums not yet due and payable or which are contested in good faith by appropriate proceedings for which reasonable reserves have been established, and which are not, individually or in the aggregate, material to the Catawba Mill Business or the Purchased Assets, (c) Liens for water, sewer and other utility charges that are not yet due and payable, (d) with respect to the Owned Real Property, Liens or imperfections of title, easements, rights of ways, covenants, encumbrances, planning and zoning restrictions or other property rights that have either been disclosed to Purchaser or would be disclosed on inspection of the title and/or survey of such Owned Real Property, if any, including any Liens or imperfections of title, (e) with respect to the Owned Real Property, any applicable building and zoning ordinances, (f) Liens of employees for salaries or wages earned but not yet paid, (g) Liens of unpaid vendors of personal property or other similar Liens arising in the Ordinary Course of Business, (h) obligations pursuant to any lease of personal property (provided, in the case of clauses (b), (c), (f), (g) and (h), such Liens have arisen in the Ordinary Course of Business), (i) all other matters affecting title that have been waived or consented to by Purchaser; and (j) the Liens set forth on Schedule 3.16, which will be released immediately prior to the Closing as well as Liens set forth on Schedule 10.1(d).

“Person” means any natural person, corporation, limited liability company, joint venture, general partnership, limited partnership, unincorporated organization, other entity, trust, association or Governmental Entity.

“Plan” means any written bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Post-Closing Period” means any taxable period or portion thereof beginning on the day after the Closing Date. Except as otherwise provided herein, if a taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of any Tax that relates to the taxable period that begins after the Closing Date shall be deemed to be equal to the amount of Tax which would be payable if the taxable period began on the day after the Closing Date.

“Post-Closing Statement” has the meaning set forth in Section 1.9.1.

“Pre-Closing Period” means any taxable period or portion thereof ending before or on (and including) the Closing Date. Except as otherwise provided herein, if a taxable period begins before the Closing Date and ends after the Closing Date, then the portion of any Tax that relates to the taxable period through the Closing Date shall be deemed to equal the amount of Tax which would be payable if the taxable period ended on (and including) the Closing Date.

“Pre-Closing Statement” has the meaning set forth in Section 1.8.

“Purchase Orders” has the meaning set forth in Section 1.1.10.

“Purchase Price” has the meaning set forth in Section 1.6.

“Purchased Assets” has the meaning set forth in Section 1.1.

“Purchased Contracts and Instruments” means, collectively, the Assigned Contracts, Assigned Permits, Intellectual Property Licenses, Purchase Orders, Customer Orders, Equipment Leases, and Real Property Leases.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Deductible Amount” has the meaning set forth in Section 9.3.

“Purchaser UPE” means any Person that is an “ultimate parent entity” of Purchaser, as defined in Rule 801.1(a)(3) promulgated under the HSR Act.

“Purchaser’s Environmental Reimbursement” has the meaning set forth in Section 5.8.3.

“Purchaser DB Pension Plan” has the meaning set forth in Section 6.4.2.

“Purchaser Fundamental Representations” means the representations and warranties made (a) by Parent in Sections 4.1.1 (Organization), 4.1.2 (Power and Authority) and 4.1.5 (Brokers), and (b) by Purchaser in Sections 4.2.1 (Organization), 4.2.2 (Power and Authority) and 4.2.5 (Brokers).

“Purchaser Group Members” means, collectively, Purchaser and its Affiliates and their respective Representatives, and “Purchaser Group Member” means any of them individually.

“Purchaser Guaranteed Obligations” has the meaning set forth in Section 5.16.1.

“Purchaser Plans” has the meaning set for in Section 6.3.2.

“Real Property” means the Owned Real Property and the Real Property Leases.

“Real Property Leases” has the meaning set forth in Section 3.10.3.

“Recall Employees” means those Employees who have recall rights pursuant to the Collective Bargaining Agreements, including those listed on Schedule 10.1(f), which reflects all such Employees as of the Effective Date.

“Receivables” has the meaning set forth in Section 1.1.1.

“Recourse Theory” has the meaning set forth in Section 11.15

“Release” means any release, spill, emission, leaking, seepage, pumping, pouring, dumping, emptying, injection, deposit, disposal, or discharge.

“Representation and Warranty Policy” means that certain Representation and Warranty Insurance Policy issued by Beazley USA Services, Inc. for the benefit of Purchaser as the named insured.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, independent contractors and other agents of such Person.

“Retained Obligations” has the meaning set forth in Section 1.5.

“Reverse Termination Fee” has the meaning set forth in Section 8.2.2.

“Review Period” has the meaning set forth in Section 1.9.2.

“RFPI” means Resolute Forest Products, Inc., a Delaware corporation.

“Rights Termination Date” has the meaning set forth in Section 6.4.7.

“Sawmill Lease” means a lease agreement with respect to the Sawmill Property in substantially the form attached hereto as Exhibit G.

“Sawmill Property” means the portion of the Owned Real Property described on Schedule 10.1(g).

“SBSK” has the meaning set forth in Section 3.11.

“SC Lease” has the meaning set for in Section 2.2.8.

“Seller” has the meaning set forth in the preamble.

“Seller DB Pension Plan” means the Resolute FP US Pension Plan.

“Seller Fundamental Representations” means the representations and warranties made by Seller in Sections 3.1 (Organization), 3.2 (Power and Authority), 3.8 (Tax Matters), 3.15 (Brokers), and 3.16 (Title).

“Seller Group Members” means, collectively, Seller and its Affiliates and their respective Representatives (including, for the avoidance of doubt, the Seller DB Pension Plan), and “Seller Group Member” means any of them individually.

“Seller Material Consents” has the meaning set forth in Section 2.2.4.

“Seller Parties” has the meaning set forth in Section 11.15.

“Seller Security Instruments” has the meaning set forth in Section 2.3.6.

“Seller TSA” means the Seller transition services agreement, dated as of the Effective Date, by and between Seller and Purchaser.

“Seller UPE” means any Person that is an “ultimate parent entity” of Seller, as defined in Rule 801.1(a)(3) promulgated under the HSR Act.

“Seller’s Environmental Escrow Contribution” has the meaning set forth in Section 5.8.3.

“Service Center” means the building known as the “service center” located at 5300 Cureton Ferry Road, Catawba, South Carolina 29704, as more specifically described in Exhibit A of the SC Lease;

“Shortfall” has the meaning set forth in Section 6.4.5.

“Side Letters” means, collectively, those certain letter agreements and memoranda set forth on Schedule 10.1(h).

“Signing Deposit” means $7,000,000.

“Signing Deposit Amount” has the meaning set forth in Section 1.11.2.

“Stock” means all woodchip stock located on the Real Property at Closing.

“Straddle Period” means any taxable period that begins before, and ends after the Closing Date.

“Target Net Working Capital” means $61,000,000. For the avoidance of doubt, the calculation of the Target Net Working Capital excluded Accrued Rebates.

“Tax” or “Taxes” means any federal, state, local, foreign and other income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, production, net worth, capital gain, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, payroll, withholding, social security (or similar), unemployment, employment, disability, real property, personal property, sales, use, service, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, fee, assessment or charge in the nature of taxes, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Claim” means any written claim with respect to Taxes that, if pursued successfully, could serve as the basis for a claim for indemnification under this Agreement.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity of any United States federal, state or local jurisdiction, or any foreign jurisdiction having or purporting to exercise jurisdiction with respect to any Tax.

“Technology” means, collectively, all information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, databases, software, firmware, source code, object code, programs, subroutines, architecture, tools, semiconductor chips, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form.

“Third Party Claim” has the meaning set forth in Section 9.4.1.

“Transfer” means, to transfer, convey, sell, alienate, assign, exchange, lease, sublease or otherwise dispose of, such Owned Equipment, whether directly or indirectly, and whether by operation of Law or otherwise.

“Transferred Non-Union Employees” has the meaning set forth in Section 6.2.1.

“UAPP” means the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada.

“Union Employees” has the meaning set forth in Section 6.1.1.

“USW” means the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy Allied Industrial and Service Workers International Union.

“VCC” means a Voluntary Cleanup Contract, subject to the VCC Act.

“VCC Act” means the Brownfields/Voluntary Cleanup Program, S.C. Code Ann. §§ 44-56-710 through 760 (as amended).

“VCC Period” means the earlier of (i) the publication for public comment of a draft VCC in accordance with the terms and conditions of the VCC Act or (ii) the expiry of a forty-five (45) day period from the Effective Date.

“WARN Act” means the Worker Adjustment and Retraining Act of 1988, as amended, and the rules and regulations promulgated thereunder.

10.2	Language

Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (d) the term “other party” or “other Party” refers to Seller, on the one hand, and Parent and Purchaser, collectively on the other; (e) the phrases “include” and “including” shall mean “include without limitation”, “including without limitation”, and “including but not limited to”; (f) the phrases “delivered” or “made available” mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Purchaser, material that has been posted, retained and thereby made available to Purchaser through an on-line Data Room established by or on behalf of Seller); (g) references to “day” or “days” are to calendar days; (h) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (i) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (j) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and (k) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

11.	MISCELLANEOUS

11.1	Notices

All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if (a) delivered personally against written receipt, (b) sent by facsimile or email transmission (with confirmation of transmission), (c) mailed by prepaid first class certified mail, return receipt requested or (d) mailed by reputable overnight courier prepaid, to the Parties at the following addresses or facsimile numbers:

If to Seller, to:

Resolute FP US Inc.

c/o Resolute Forest Products, Inc.

111 boul. Robert-Bourassa, bureau 5000

Montréal, QC H3C 2M1

Facsimile No.: (514) 394 3644

Attn: Vice President, Legal Affairs

Email: stephanie.leclaire@resolutefp.com

with a copy, which shall not constitute notice, to:

Akerman LLP

350 East Las Olas Boulevard

Suite 1600

Fort Lauderdale, Florida 33301

Facsimile No.: (954) 463-2224

Attn: Mary V. Carroll

Email: mary.carroll@akerman.com

If to Parent, to:

New-Indy Containerboard, LLC

3500 Porsche Way

Suite 150

Ontario, CA 91764

Facsimile No.: 909-341-5351

Attn: Scott Conant

Email: scott.conant@new-indycb.com

with a copy, which shall not constitute notice, to:

Kraft Group LLC

One Patriot Place

Foxborough, MA 02025

Facsimile: 508-698-1505

Attn: James E. Cobery

E-mail: JimC@TheKraftGroup.com

and

Schwarz Partners

3600 Woodview Trace, Suite 300

Indianapolis, IN 46268

Facsimile: (317) 290-1071

Attn: Stephanie Blackman

E-mail: sblackman@SchwarzPartners.com

If to Purchaser, to:

New-Indy Catawba LLC

c/o New-Indy Containerboard, LLC

3500 Porsche Way

Suite 150

Ontario, CA 91764

Facsimile No.: 909-341-5351

Attn: Scott Conant

Email: scott.conant@new-indycb.com

with a copy, which shall not constitute notice, to:

Kraft Group LLC

One Patriot Place

Foxborough, MA 02025

Facsimile: 508-698-1505

Attn: James E. Cobery

E-mail: JimC@TheKraftGroup.com

and

Schwarz Partners

3600 Woodview Trace, Suite 300

Indianapolis, IN 46268

Facsimile: (317) 290-1071

Attn: Stephanie Blackman

E-mail: sblackman@SchwarzPartners.com

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 11.1, be deemed given upon delivery, (b) if delivered by facsimile or email transmission (with confirmation of transmission) to the facsimile number or email address as provided in this Section 11.1, be deemed given upon receipt (or if such day is not a Business Day, on the next Business Day), (c) if delivered by mail in the manner described above to the address as provided in this Section 11.1, be deemed given upon receipt, provided, that, such notice is sent by certified mail, and (d) if delivered by a reputable overnight courier service to the address as provided in this Section 11.1, be deemed given on the next Business Day after tender to the overnight courier service (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 11.1). Any Party from time to time may change its mailing address, email address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties. If any Party refuses to accept delivery of a notice hereunder, such notice shall be deemed to have been received on the day such delivery is refused.

11.2	Entire Agreement

This Agreement, the other Operative Agreements, and the Confidentiality Agreement supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof and thereof and contain the sole and entire agreement between the Parties with respect to the subject matter hereof and thereof. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Operative Agreements (other than the Sawmill Lease, Seller TSA and the SC Lease), the Confidentiality Agreement or the exhibits and schedules attached hereto (other than an exception set forth as such in the Schedules) or thereto, the statements in the body of this Agreement will control. Notwithstanding anything to the contrary set forth herein or in the Access Agreement, (a) the following rights and obligations of the Parties pursuant to the Access Agreement shall survive termination of the Access Agreement (which occurred as a result of the execution and delivery of this Agreement) and continue until fully satisfied in accordance with their terms: all obligations of the Parent pursuant to Section 1, including the Repair Obligation, the Report Obligation, and the Disclosure Prohibition (each as defined in the Access Agreement), but excluding the rights of Parent thereunder, including any rights of access; and each of Section 1, Section 5, Section 6, and Section 12 thereof; and (b) the performance or nonperformance of such surviving obligations shall not be subject to any of the limitations on indemnification set forth herein.

11.3	Further Assurance

If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or any other Operative Agreement, each Party shall, and shall cause their respective Affiliates to, take such further action (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request for such purpose.

11.4	Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay its own costs and expenses incident to its negotiation and preparation of this Agreement and the other Operative Agreements and the performance of its obligations hereunder and thereunder.

11.5	Confidentiality

11.5.1

The Confidentiality Agreement, dated October 23, 2017, between Seller and Parent, as amended (the “Confidentiality Agreement”) shall remain in full force and effect in accordance with its terms until the Closing, at which time it shall terminate automatically without further action by Buyer Parties or Seller; provided that Section 24 thereof is terminated as of the Effective Date and is superseded by the terms hereof. If the Closing does not occur, the Confidentiality Agreement shall survive in accordance with its terms (subject to the preceding proviso).

11.5.2

Until the date that is three (3) years after the Closing Date Seller shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective Representatives to hold, in confidence and not disclose to any Person the Confidential Information. If Seller or any of its Affiliates or their respective Representatives are compelled or required to disclose any Confidential Information by Law or judicial or administrative process or by other requirements of Law or any securities exchange or trading market, Seller shall promptly notify Purchaser in advance in writing and shall disclose only that portion of such information which Seller is advised by its counsel (including in-house counsel) in writing is legally required to be disclosed. Seller shall cooperate with Purchaser, at Purchaser’s sole expense, to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such Confidential Information. Notwithstanding the foregoing, following the Closing, Seller shall have the right to inform any current customer or supplier of the Catawba Mill Business that Seller is no longer in control of the Catawba Mill Business in response to an inquiry from such customer or supplier regarding the Catawba Mill Business, or otherwise in connection with a situation or circumstance with such customer or supplier that requires clarification regarding the ownership of the Catawba Mill Business.

11.6	Waiver

Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

11.7	Amendment

This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party, except that Section 11.7, 11.8, 11.9, 11.13, 11.15 and 11.16 shall not be amended in a manner adverse to the Lender Related Parties without the prior written consent of the Lenders.

11.8	No Third Party Beneficiary

Except as set forth in Section 11.15, the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnity pursuant to this Agreement; provided, however, that Sections 11.7, 11.8, 11.9, 11.13, 11.15 and 11.16 shall inure to the benefit of the Lender Related Parties, in each case, all of whom are intended to be third-party beneficiaries thereof. Without limiting the foregoing, nothing in this Agreement is intended to or shall confer upon any employee or former employee of Seller any legal or equitable right, benefit or remedy of any nature whatsoever, including any right of employment for any specified period.

11.9	No Assignment; Binding Effect

Neither this Agreement nor any right, interest or obligation hereunder may be assigned or delegated by any Party without the prior written consent of the other Parties and any attempt to do so will be void; provided, however, that a Buyer Party may, without the consent of Seller, (a) assign any of its rights and delegate any of its obligations to any direct or indirect Affiliate of such Buyer Party, provided that such assignment shall not release such Buyer Party from its obligations hereunder, (b) collaterally assign its rights, but not its obligations, under this Agreement to any of its financing sources or to any agent or collateral trustee for such financing sources or (c) assign any of the environmental liabilities or the right to purchase part of the Purchased Assets (other than the Sawmill Property), including those that consist of wastewater treatment assets, to a third party willing to assume such liabilities or assets, provided that such assignment shall not release such Buyer Party from its obligations hereunder. Subject to the first sentence of this Section 11.9, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.

11.10	Headings; Schedules

11.10.1

Section titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

11.10.2

The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher amounts, or the items so included or other items, are material, and Purchaser shall not use or assert the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy between or among the Parties as to whether any obligation, item or matter not described herein or included in a Schedule is material for the purposes of this Agreement.

11.10.3

A disclosure in any particular Section of the Schedules or otherwise in this Agreement will be deemed adequate to disclose another exception to a representation or warranty made herein if the disclosure describes the exception so that any exception to any such other representation or warranty is reasonably apparent on its face. No reference in any Schedule shall be construed as an admission or indication by any Party to any third party of any matter whatsoever. No disclosure relating to any possible breach or violation of any agreement, Law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The sections of the Schedules are qualified in their entirety by reference to the provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations, warranties, covenants or obligations of the Parties, except as and to the extent provided in this Agreement.

11.11	Invalid Provisions

If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Upon a determination that any term or provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

11.12	Governing Law

This Agreement and any related dispute shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

11.13	Submission to Jurisdiction; Consent to Service of Process; WAIVER OF JURY TRIAL

11.13.1

Each of Seller and Purchaser hereby irrevocably and unconditionally (a) consents and submits, for itself and its property, in any Action arising out of or related to this Agreement, the other Operative Agreements (other than the Sawmill Lease, Seller TSA and the SC Lease) or any of the transactions contemplated hereby or thereby, to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and the jurisdiction and venue of any court of the State of New York located in the Borough of Manhattan, State of New York and waive any and all objections to jurisdiction and venue that they may have under the laws of the State of New York or the United States.

11.13.2

As a method of service, each Party hereby irrevocably and unconditionally consents to the service of any and all process in any Action brought in any court in or for the State of New York by the deliveries of copies of such process to such Party at its address set forth in Section 11.1 hereof or by certified mail direct to such address.

11.13.3

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY OTHER OPERATIVE AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.3.

11.14	Construction

This Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in, the drafting of each provision hereof. Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly in favor of or against any Party but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

11.15	Non-Recourse

This Agreement may only be enforced against, and any Action that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, performance or breach (whether willful, intentional, unintentional or otherwise), of this Agreement, including, without limitation, any representation or warranty made in connection with this Agreement or any of the other Operative Agreements (each of such above-described legal, equitable or other theories or sources of liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as the Parties in the preamble to and signature pages of this Agreement or such Operative Agreements and solely in their capacities as such. No Person who is not a Party, including (i) any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of, and any financial advisor or lender to (all above-described Persons in this subclause (i), collectively “Affiliated Persons”) a Party or its Affiliates and (ii) any Affiliated Persons of such Affiliated Persons, and the Parties (the Persons in subclauses (i) and (ii), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the Parties, “Non-Parties”) shall have any liability whatsoever in respect of, based upon or arising out of any Recourse Theory. Without limiting the rights of any Party against the other Parties as set forth herein, in no event shall any Party, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Action under any Recourse Theory against any Non-Party. Notwithstanding anything to the contrary contained herein, Seller agrees, on behalf of itself, its equityholders and Affiliates (the “Seller Parties”), that none of the Lender Related Parties shall have any liability or obligation to the Seller Parties relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). This Section 11.15 is intended to benefit and may be enforced by the Lender Related Parties and shall be binding on all successors and permitted assigns of the Seller Parties.

11.16	Specific Performance

11.16.1

Seller acknowledges that a breach or threatened breach of Sections 5.15 and 11.5 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

11.16.2

Purchaser acknowledges that a breach or threatened breach of Section 11.5 would give rise to irreparable harm to Seller, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Purchaser of any such obligations, Seller shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

11.17	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart to the Agreement.

11.18	Time of Essence

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each party as of the date first above written.

RESOLUTE FP US INC.

by
Name:
Title:

NEW-INDY CATAWBA LLC

by
Name:
Title:

NEW-INDY CONTAINERBOARD LLC

by
Name:
Title:

[Signature Page to Asset Purchase Agreement]